Regional banking.


Sluggers

Community thinking.

BancorpSouth INC

2002 Annual Report

Regional banking. Community thinking.

While large regional banks and small community banks have their own distinct advantages, BancorpSouth has positioned itself to offer the best of these two worlds. In 2002, we continued to enhance our ability to offer a level of product and system sophistication associated with larger banks. At the same time, we maintained our relationship-oriented tradition of customer service. We believe this strategy benefits our customers, employees and shareholders alike.

Year-End Data

- Market presence in six states
- $10.2 billion in assets
- 241 locations

Financial Summary

(Dollars in thousands, except per share amounts)

	2002	2001	% Change
YEAR-END BALANCES			
Total Assets	$10,189,247	$9,395,429	8.4%
Total Deposits	8,548,918	7,856,840	8.8
Loans, Net of Unearned Discount	6,389,385	6,073,200	5.2
Shareholders' Equity	807,823	805,403	0.3
FOR THE YEAR			
Net Income	$ 112,018	$ 98,463	13.8%
Return on Average Assets	1.13%	1.06%	6.6
Return on Average Shareholders' Equity	13.81%	12.36%	11.7
PER SHARE			
Net Income: Basic	$ 1.40	$ 1.19	17.6%
Diluted	1.39	1.19	16.8
Dividends	0.61	0.57	7.0
Book Value at Year-End	10.40	9.92	4.8
AVERAGE DILUTED SHARES OUTSTANDING	80,480,627	82,979,286	(3.0)%

To Our Shareholders

We are pleased to report that BancorpSouth produced substantial growth in earnings per diluted share for 2002, increasing 16.8% to $1.39 from $1.19 for 2001. Excluding the impact of noncash impairment to our mortgage servicing asset (much of which we expect to recover in a rising interest rate environment) and of gains from the sale of securities, BancorpSouth's earnings per diluted share increased 28.9% to $1.47 from $1.14. We achieved this growth in a challenging economic environment by demonstrating that the words on the cover of this annual report "Regional Banking. Community Thinking." are more than just a corporate slogan. Instead, they represent the many tangible ways we differentiate BancorpSouth in our markets every day.



Aubrey Patterson, Chairman of the Board and Chief Executive Officer, with Jim Kelley, President and Chief Operating Officer

By successfully marrying the best qualities of community banks with the sophisticated products and operating technologies of a much larger financial institution, we continued in 2002 to profitably leverage the expanded market franchise we gained two years ago with the acquisition of First United Bancshares. For the second consecutive year since that transaction, we also improved key value metrics beyond earnings per share, such as return on assets and return on equity. This steady progress has been reflected in growing shareholder value; for the second year in a row our stock price ended the year substantially higher than at the end of the previous year.

We believe there are a number of factors supporting BancorpSouth's ability to produce further profitable growth and increase shareholder value. Prominent among these factors is BancorpSouth's competitive positioning in its six-state market. There is no other large bank in this region that pushes so much decision-making authority to its frontline managers. From our community banking roots, we know that to provide the best service for our customers, those managers must be fully empowered to bank their markets with flexibility and confidence. Through this independence, our managers demonstrate our long-term commitment to each community, strengthening existing relationships and building new ones as we expand into new markets.

We enhance this commitment to strong, community-bank style customer service by leveraging our position as one of the nation's leading banks to provide product sophistication and systems integration that community banks do not have the critical mass to replicate. Unlike other large banks that have grown through community bank acquisitions, BancorpSouth's systems are highly centralized, using a single technology platform for all its banks. Through this fully integrated system, we support our local presidents with centralized loan processing, administration and credit quality review, even as the system provides them the sophisticated selling tools to cross-sell both interest-revenue and non-interest-revenue products to their customers. As a result of this convergence of superior customer service and cutting edge products and technology, we continue to believe that no other bank has the strong franchise BancorpSouth has built across its six-state market.

Despite the Company's growth, BancorpSouth has also remained a conservative, well-capitalized bank, focused on maintaining high credit quality, attracting low-cost deposits and minimizing interest rate sensitivity. While our conservative philosophy makes us less aggressive than other banks in the strongest part of the economic cycle, it also provides significant protection during the inevitable cyclical downturns, enhancing the consistency of our financial performance.

In addition, we continue to have a significant opportunity to leverage the strong customer relationships we have developed in our markets by providing additional financial services to our customers that generate increased non-interest revenue. As evidence of this potential, our 2002 results benefited from non-interest revenue associated with more than $1 billion of mortgage loan originations during the year. Our mortgage servicing portfolio increased to $2.8 billion at year end. We also produced growth in excess of 15% from both service charges and insurance commissions.

Finally, BancorpSouth has proven its ability to expand through both internal growth and the successful integration of accretive acquisitions. Our internal growth opportunities include filling in markets in our current geographic footprint as well as expanding the products and services we provide our existing customers. We will also continue to evaluate acquisition opportunities within our existing markets like the February 2002 Pinnacle Bancshares acquisition. This important move enhanced our market position in Little Rock, Arkansas. In addition, we have demonstrated our ability to use strategic acquisitions to expand our market geographically as we did with First United Bancshares. We would continue to expect any such expansion to most likely occur in areas contiguous to our current markets.

Within the context of these key factors supporting continued growth in earnings and shareholder value, we will primarily focus our resources in 2003 on four principal growth strategies:

- continuing our efforts to expand our share of rapidly growing urban markets in our existing franchise, supported by lower cost deposits from slower growth markets;
- building non-interest revenue through increased cross-selling efforts of fee income products to customers in Mississippi, Alabama and Tennessee and through our ongoing rollout of these products in our newer markets in Arkansas, Louisiana and Texas;
- driving profit margin improvement by leveraging our substantial earlier investments in centralized processing across a broader base of business; and
- continuing to evaluate strategic and in-market acquisitions.

The Company's primary focus on building market share within its existing geographic franchise reflects the substantial opportunity for profitable growth remaining in this market both through increased revenue and operating leverage. We are confident we have the right combination of community bank customer service and large bank product and system sophistication – supported by a continuing track record of strong banking fundamentals – to achieve this goal. We wish to recognize the tremendous effort consistently provided by our dedicated employees and to thank you, our fellow shareholders, for your past and continuing contributions to BancorpSouth's success.

Sincerely,

Aubrey B. Patterson
Chairman of the Board,
Chief Executive Officer

James V. Kelley
President,
Chief Operating Officer


BancorpSouth
SAXER

BancorpSouth offers training to employees at our videoconferencing center in Tupelo. The Company also helps teach children important financial skills at this in-school "bank" in Aberdeen, Mississippi. Similar programs are supported in Humboldt and Jackson, Tennessee, as well as Nacogdoches, Texas.

Serving six states. Building individual relationships.

Throughout BancorpSouth's history, the Company has placed great importance on individual customer relationships. We attribute much of our success to this simple philosophy.

In 2002, BancorpSouth strengthened the quantity and quality of our customer relationships, resulting in increased market share across our system. This was accomplished at a time when the majority of our peers saw their market share shrink. During the year, we also became the leading bank, in terms of market share, in our home state of Mississippi.

One of the chief reasons behind this growth is BancorpSouth's strong community focus. "BancorpSouth is, in essence, a tightly integrated network of community banks where regional presidents are empowered, and expected, to operate their banks to the best benefit of their communities," says Jim Kelley, President and Chief Operating Officer. "By utilizing common operating platforms and centralized 'back office' systems, we have maintained a good balance between local autonomy and corporate efficiency."

While many banks have centralized their decision-making process for loans, BancorpSouth has remained committed to local decision making. According to Vice Chairman and Chief Lending Officer Gregg Cowsert, "Customers want to know that they are dealing with decision makers in their local markets." David Barrentine, President of the Jackson, Mississippi, Division adds, "BancorpSouth is one of the few regional banks that gives local lenders individual lending authority. This process allows our bankers who are closest to the customer to make the credit decisions rather than relying on a computer model." Although loan


$7,899,655
$8,441,697
$9,044,034
$9,395,429
$10,189,247
1998
1999
2000
2001
2002

Total Assets *in thousands*

decisions are made locally, loan processing for the entire banking system was streamlined into a central loan operation at BancorpSouth's Jackson Street campus in Tupelo, Mississippi in 2002. This enables the Company to offer faster, more efficient support to all of our loan officers, combined with increased productivity and improved risk management.

Our community-focused approach continues to enhance our ongoing efforts to attract and retain customers. In 2002, we received the highest rating ever in the five-year history of our customer satisfaction surveys.

Of course, there is always room for improvement. To get a more complete understanding of the customer experience, a "mystery shopper" program was developed in the fourth quarter and is currently being implemented. The program will help identify areas which need attention and also allow us to reward employees demonstrating exceptional service.

Investing in technology.
Making banking more personal.

For years, technology has made banking more efficient by automating the industry's more mundane, transaction-oriented tasks. However, in many respects, technology has enhanced the Company's ability to interact with customers on a more personal level.

A key part of the equation is knowing exactly who your customers are. For a number of years, we have maintained a marketing central information file (MCIF) system to better understand our customer's complete financial needs. During 2002, BancorpSouth enhanced this system, taking advantage of the latest technology. This system allows us to track customer relationships on an individual, family, and aggregate level. This tool has helped us understand the needs and opportunities which exist in each market and allow for more targeted marketing efforts. According to Vice Chairman Harry Baxter, "MCIF allows us to anticipate a customer's future needs so we can provide the appropriate products for every stage of that customer's life."

The BancorpSouth Call Center is another important part of our customer relationship strategy. Throughout the year, the Center was upgraded to facilitate customer interaction. By using new "screen pop"



$4,935,668
$5,541,961
$6,095,315
$6,073,200
$6,389,385
1998
1999
2000
2001
2002

Loans, Net Of Unearned Discount *in thousands*

technology, for instance, Call Center employees no longer have to access multiple screens for various customer records. Information now conveniently appears immediately on screen with each incoming call, allowing callers to be served more effectively with less time spent on hold. While such improvements may only reduce the average call time by a matter of seconds, the impact on efficiency can be very significant over the course of a year.

Increasing customer access. Safeguarding information.

Making banking more convenient through technology has always been a priority at BancorpSouth. We have remained well ahead of the curve when it comes to adopting technology that makes banking more convenient for our business and retail customers.

In late 2002, our HomeSite Internet banking product was enhanced to offer new features like electronic bill presentment, which allows BancorpSouth customers to receive electronic bills from participating vendors. Plans were initiated at year's end to launch an aggressive promotion to encourage existing customers to sign up for Internet banking and non-customers to make the switch to BancorpSouth.

BancorpSouth introduced several measures over the course of the year to protect customer data. Foremost among these changes was the creation of a new senior-level position dedicated entirely to information security. This area operates as a separate entity within the Company, independent of other management functions. It is the Chief Information Security Officer's responsibility to educate all BancorpSouth employees on privacy and security measures, monitor compliance with procedures, prevent misuse of data, and investigate violations and breaches of security.



$88,241
$102,411
$74,396
$98,463
$112,018
1998
1999
2000
2001
2002

Net Income *in thousands*

Driving sales performance. Addressing customer needs.

The BancorpSouth sales culture is a major factor behind the Company's continued market-share growth. "Our S.T.A.R. (Superior Techniques Assure Results) process trains BancorpSouth employees to more accurately assess customer needs and provide the most appropriate product solutions," said Vice Chairman Mike Sappington. In 2002, S.T.A.R. was rolled out into new markets in Arkansas, Texas and Louisiana. Combined with focused product promotions throughout the year, S.T.A.R. continued to have a meaningful impact on the Company's ability to develop multiple product relationships with individual customers.



Customers benefit from efficient service at our Call Center which fielded more than 10.5 million calls in 2002. Our communities benefit from the involvement of BancorpSouth professionals like Guntersville, Alabama, Division President Lee Matthews, Jr., who spearheaded efforts to create a large-scale economic development project for Marshall County, Alabama.

BancorpSouth also experienced significant success gaining new customers, particularly consumer checking account customers. Heightened emphasis was placed on checking accounts in 2002, supported by an employee-incentive promotion and mass media. The program was an overwhelming success generating a nearly 50% increase in new accounts.

Our mortgage business remained strong as well. For the second year in a row, we experienced record-setting growth, with more than $1.01 billion in new and refinanced mortgages for the year, representing more than 9,000 loans. With low interest rates fueling demand, our motivated originators and streamlined loan processing allowed us to capitalize on the opportunity.

At year's end, BancorpSouth Mortgage Center serviced a portfolio of more than 37,000 loans, totaling $2.8 billion. In contrast to many other loan providers, we are able to retain our "hometown" customer relationships through technology which allows customers to make monthly payments to BancorpSouth tellers. Since virtually all of BancorpSouth originated loans are serviced internally, this is a popular option. In fact, approximately 30% of our mortgage customers currently use this service.

BancorpSouth's credit card business continues to grow. At the end of the third quarter of 2002, we were ranked in the top 40 of bank holding companies


$723,162
$757,111
$789,576
$805,403
$807,823
1998
1999
2000
2001
2002

Shareholders' Equity
in thousands



In addition to financing large commercial projects, BancorpSouth supports organizations like P.A.R.K. (Positive Atmosphere Reaches Kids) in central Arkansas. The Company donated computers to this program founded by BancorpSouth Community Bank Director and former NFL star Keith Jackson.

for credit card loans. Credit card receivables at the end of the year exceeded $72 million. In early 2002, we launched a promotion to offer personal credit card customers the opportunity to earn points toward airfare, hotels, cruises, and vacation packages. This program generated over $7 million in purchase transaction volume, with total purchase and cash volume of $156 million for the year.

Through our Merchant Services area, we provide credit card processing services to more than 4,000 commercial customers. Referrals from our community bank network helped us achieve a 15.75% increase in transaction volume processed, along with a 16.70% increase in net income for the merchant services area.

BancorpSouth's Student Loan department, which originates and sells low-cost/long-term education loans, is ranked among the top 50 student loan lenders in America. We have student loan representatives strategically placed in major university towns offering students and parents a more personal level of service throughout the loan process.

Specialized financial services. Personalized advice and guidance.

"Our ability to offer a comprehensive line of financial services to our customers is an essential element of the Company's sales and growth strategy," says Vice Chairman James Threadgill, Jr.

Our Stewart Sneed Hewes insurance division is one of the 100 largest insurance brokers in the United States, providing steadily increasing sales of commercial insurance, as well as personal lines, such as automobile and homeowners insurance. The division also offers a full lineup of employee benefits programs.


$6,720,906
$7,066,645
$7,480,920
$7,856,840
$8,548,918
1998
1999
2000
2001
2002

Total Deposits *in thousands*

BancorpSouth Insurance Services provides a complete array of individual insurance products including life, disability and long-term care insurance, and retirement savings vehicles such as annuities. During the year, BancorpSouth Insurance Services generated a record $102 million in annuity sales.

In 2002, the Company's stature in the bank insurance industry was enhanced when Senior Vice President and Managing Director of BancorpSouth Insurance Tom Murry was named president-elect of the American Bankers Insurance Association. He is in line to assume the presidency in 2003. The ABIA, an affiliate of the ABA, is the leading national organization promoting and serving the bank insurance industry.

Aubrey Patterson named ABA Chairman.

When Aubrey Patterson joined what was then Bank of Mississippi in 1972, we realized rather quickly that he would leave his mark on our Company and, as we now know, American banking.

In 1982, he was elected President of Bank of Mississippi. A few years later, when I relinquished the CEO's job to him, I was confident that the Company was in competent hands.

His management of our Company has been no less than excellent, and his election as Chairman of the American Bankers Association in October 2002 speaks of his peers' recognition of his abilities. He would tell you with humility that he is merely the representative of all the hard work of his bank associates and the confidence he enjoys from the shareholders and directors.

Aubrey has earned his place as "America's Top Banker."

J. C. Whitehead
BancorpSouth Chairman Emeritus

BancorpSouth Investment Services continues to hold great promise for the future, particularly in light of the growth and increasing economic vitality of our region. While market uncertainty called for a disciplined approach during 2002, we are well positioned throughout our six-state market area to capitalize on opportunities when the market turns.

BancorpSouth remains committed to serving the fiduciary needs of businesses, charitable organizations, universities, and families. Through our Trust and Asset Management division, we continue to provide a full range of products and services combined with a hands-on approach to accommodating the needs of these important clients.



$1.03
$1.19
$0.88
$1.19
$1.39
1998
1999
2000
2001
2002

Diluted Net Income Per Share


Clarksville
Cookville
Knox
Harrison
Huntingdon
Nashville
Dyersburg
Muskogee
Fayetteville
Jonesboro
Jackson
Murfreesboro
ARKANSAS
TENNESSEE
Cleveland
Chattanooga
Fort Smith
North
Little Rock
Memphis
Dalton
Conway
Florence
Huntsville
Guntersville
Decatur
Hot
Springs
Little Rock
Oxford
Gadsden
Tupelo
Grenada
Anniston
Birmingham
Camden
Greenwood
Columbus
Tuscaloosa
Texarkana
MISSISSIPPI
El Dorado
Louisville
ALABAMA
Opelika
Minden
Monroe
Montgomery
Jackson
Forest
Meridian
Longview
Ruston
Rayville
Ft. Deposit
Shreveport
Brandon
Vicksburg
LOUISIANA
Grove Hill
Greenville
Dothan
Nacogdoches
Hattiesburg
Evergreen
Natchez
Alexandria
Mobile
Pensacola
TEXAS
Biloxi
Baton Rouge
Pascagoula
Panama
Beaumont
Lake
Charles
Lafayette
New Orleans
Houma

BancorpSouth's Six-State Footprint

Financial Information 2002

Selected Financial Information

(Dollars in thousands, except per share amounts)	2002	2001	2000	1999	1998
	Years Ended December 31				
Earnings Summary:					
Interest revenue	$ 590,418	$ 660,475	$ 669,158	$ 592,340	$ 570,806
Interest expense	218,892	331,093	346,883	280,150	277,104
Net interest revenue	371,526	329,382	322,275	312,190	293,702
Provision for credit losses	29,411	22,259	26,166	17,812	19,310
Net interest revenue, after provision for credit losses	342,115	307,123	296,109	294,378	274,392
Other revenue	132,239	133,993	90,455	104,651	89,026
Other expense	312,398	295,313	274,227	251,882	232,928
Income before income taxes	161,956	145,803	112,337	147,147	130,490
Income tax expense	49,938	47,340	37,941	44,736	42,249
Net income	$ 112,018	$ 98,463	$ 74,396	$ 102,411	$ 88,241
Per Share Data:					
Net income: Basic	$ 1.40	$ 1.19	$ 0.88	$ 1.20	$ 1.04
Diluted	1.39	1.19	0.88	1.19	1.03
Cash dividends	0.61	0.57	0.53	0.49	0.45
Book value	10.40	9.92	9.39	8.84	8.44
Balance Sheet – Year-End Balances:					
Total assets	$ 10,189,247	$ 9,395,429	$ 9,044,034	$ 8,441,697	$ 7,899,655
Total securities	2,835,547	2,193,654	2,046,529	2,111,597	2,147,609
Loans, net of unearned discount	6,389,385	6,073,200	6,095,315	5,541,961	4,935,668
Total deposits	8,548,918	7,856,840	7,480,920	7,066,645	6,720,906
Long-term debt	139,757	140,939	152,049	166,247	197,420
Total shareholders' equity	807,823	805,403	789,576	757,111	723,162
Selected Ratios:					
Return on average assets	1.13 %	1.06 %	0.85 %	1.26 %	1.16 %
Return on average equity	13.81 %	12.36 %	9.76 %	13.89 %	12.95 %

Summary of Quarterly Results

(In thousands, except per share amounts)		QUARTER ENDED Mar 31	June 30	Sept 30	Dec 31
2002					
Interest revenue		$ 149,547	$ 148,825	$ 147,508	$ 144,538
Net interest revenue		92,429	94,083	92,622	92,392
Provision for credit losses		6,760	7,215	8,208	7,228
Income before income taxes		43,427	45,112	37,948	35,469
Net income		29,398	30,927	26,072	25,621
Earnings per share:	Basic	0.36	0.38	0.33	0.33
	Diluted	0.36	0.38	0.33	0.33
Dividends per share		0.15	0.15	0.15	0.16
2001					
Interest revenue		$ 172,940	$ 168,280	$ 163,584	$ 155,671
Net interest revenue		80,398	79,527	83,039	86,418
Provision for credit losses		4,097	4,769	6,852	6,541
Income before income taxes		32,620	34,900	31,033	47,250
Net income		22,319	23,246	21,583	31,315
Earnings per share:	Basic	0.27	0.28	0.26	0.39
	Diluted	0.27	0.28	0.26	0.38
Dividends per share		0.14	0.14	0.14	0.15
2000					
Interest revenue		$ 157,543	$ 162,374	$ 172,111	$ 177,130
Net interest revenue		80,142	81,245	79,354	81,534
Provision for credit losses		4,615	5,398	10,656	5,497
Income before income taxes		39,267	38,510	16,871	17,689
Net income		26,645	25,984	9,492	12,275
Earnings per share:	Basic	0.31	0.31	0.11	0.15
	Diluted	0.31	0.31	0.11	0.15
Dividends per share		0.13	0.13	0.13	0.14

Stock Prices and Dividends

The common stock of BancorpSouth, Inc. (the "Company") trades on the New York Stock Exchange under the symbol BXS. The following table sets forth, for the periods indicated, the range of sales prices of the Company's common stock as reported on the New York Stock Exchange. The Company had 9,017 shareholders of record as of February 27, 2003.

Year	Quarter	High	Low	Cash Dividends Declared Per Share
2002	First	$ 20.00	$ 15.90	$ 0.15
	Second	22.21	19.37	0.15
	Third	21.10	16.61	0.15
	Fourth	20.19	17.43	0.16
2001	First	$ 15.63	$ 12.06	$ 0.14
	Second	17.00	14.00	0.14
	Third	16.97	13.45	0.14
	Fourth	17.00	14.25	0.15

Management's Discussion and Analysis of Financial Condition and Results of Operations

The Company is a bank holding company headquartered in Tupelo, Mississippi. BancorpSouth Bank (the "Bank"), the Company's banking subsidiary, has commercial banking operations in Mississippi, Tennessee, Alabama, Arkansas, Texas and Louisiana. The Bank and its consumer finance, credit life insurance, insurance agency and brokerage subsidiaries provide commercial banking, leasing, mortgage origination and servicing, life insurance, brokerage and trust services to corporate customers, local governments, individuals and other financial institutions through an extensive network of branches and offices. BancorpSouth Capital Trust I, a business trust organized in January of 2002 for the purpose of issuing preferred securities to the public, is treated as a subsidiary of the Company for financial reporting purposes (see Note 11 to Consolidated Financial Statements).

The following discussion provides certain information concerning the consolidated financial condition and results of operations of the Company. For a complete understanding of the following discussion, you should refer to the Consolidated Financial Statements and Notes thereto presented elsewhere in this Annual Report.

Three Years Ended December 31, 2002
Results of Operations

Summary

The table below summarizes the Company's net income, return on average assets and return on average shareholders' equity for the years ended December 31, 2002, 2001 and 2000. The Company's discussion and analysis is based on reported financial information; however, certain information is also being provided regarding the impact of certain large or unusual amounts that occurred during 2000 in the form of restructuring, merger-related and other charges incurred because of the merger with First United Bancshares, Inc. on August 31, 2000 (see Note 2 to Consolidated Financial Statements). The additional information is provided to enhance comparability of financial information between years and to provide a better understanding of the Company's continuing operations.

(Dollars in thousands, except per share amounts)	2002	2001	2000
Net income	$ 112,018	$ 98,463	$ 74,396
Net income per share: Basic	$ 1.40	$ 1.19	$ 0.88
Diluted	$ 1.39	$ 1.19	$ 0.88
Return on average assets	1.13%	1.06%	0.85%
Return on average shareholders' equity	13.81%	12.36%	9.76%

Net income increased 13.8% to $112.0 million in 2002 from $98.5 million in 2001, which represented a 32.3% increase from $74.4 million in 2000. The significant increase in 2002's net income over 2001's net income can be primarily attributed to the Company's ability to increase its net interest revenue during 2002. Contributing to the increase in 2001 earnings, when compared to 2000, were $22.5 million (net of tax) in restructuring, merger-related and other charges included in 2000's results. These restructuring, merger-related and other charges principally impacted the third and fourth quarter of 2000 and reduced net income per share in 2000 by $0.27 and $0.26, basic and diluted, respectively. The components of net income are discussed in more detail in the various headings that follow.

Critical Accounting Policies

The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States, which require the Company to make estimates and assumptions (see Note 1 to Consolidated Financial Statements). The Company believes that its determination of the allowance for credit losses and the valuation of mortgage servicing rights involve a higher degree of judgment and complexity than the Company's other significant accounting policies. Further, these estimates can be materially impacted by changes in (1) market conditions or (2) the actual or perceived financial condition of the Company's borrowers, subjecting the Company to significant volatility of earnings.

The allowance for credit losses is established through the provision for credit losses, which is a charge against earnings. Provisions for credit losses are made to reserve for estimated probable losses on loans. The allowance for credit losses is a significant estimate and is regularly evaluated by the Company for adequacy by taking into consideration factors such as changes in the nature and volume of the loan portfolio; trends in actual and forecasted portfolio credit quality, including delinquency, charge-off and bankruptcy rates; and current economic conditions that may affect a borrower's ability to pay. The use of different estimates or assumptions could produce different provisions for credit losses.

The need for and the amount of valuation allowance to reflect the carrying value of capitalized mortgage servicing rights at the lower of cost or fair value is a significant estimate and, if determined necessary, is reflected as a charge against mortgage lending revenue. In determining the fair value of capitalized mortgage servicing rights, the Company utilizes the expertise of an independent third party. Relying on assumptions about factors such as mortgage interest rates, discount rates, mortgage loan prepayment speeds, market trends, and industry demand, an estimate of the fair value of the Company's capitalized mortgage servicing rights is performed and reviewed by management. The use of different estimates or assumptions could produce different fair values. The Company does not routinely hedge the value of capitalized mortgage servicing rights and is susceptible to significant fluctuations in value in rapidly changing interest rate environments. At December 31, 2002, the Company's servicing asset was $25.3 million, net of impairment.

Net Interest Revenue

The Federal Reserve reduced short-term interest rates only once during 2002 by 50 basis points compared to 11 times over the course of 2001, for a total of 475 basis points. This relatively stable interest rate environment during 2002 enabled the Company to improve its net interest revenue as a larger volume of its interest bearing liabilities were being repriced to lower interest rates faster than its interest earning assets. Net interest revenue increased 12.8% to $371.5 million in 2002 from $329.4 million in 2001, which represented an increase of 2.2% from $322.3 million in 2000. Net interest revenue is the difference between interest revenue earned from earning assets such as loans, leases and securities, and interest expense paid on liabilities such as deposits and borrowings, and continues to provide the Company with its principal source of revenue. Net interest revenue is affected by the general level of interest rates, changes in interest rates and by changes in the amount and composition of interest earning assets and interest bearing liabilities. The Company's long-term objective is to manage those assets and liabilities to maximize net interest revenue, while balancing interest rate, credit, liquidity and capital risks. For purposes of the following discussion, revenue from tax-exempt loans and investment securities has been adjusted to fully taxable equivalent amounts, using an effective tax rate of 35%. Also, interest revenue, net interest revenue and net interest margins for all periods presented and throughout Management's Discussion and Analysis of Financial Condition and Results of Operations have been adjusted to reflect the reclassification of certain credit card related fees to non-interest revenue.

Interest revenue decreased 10.4% to $602.1 million in 2002 from $672.1 million in 2001, which represented a decrease of 1.3% from $681.2 million in 2000. While average interest earning assets increased 6.7% to $9.2 billion in 2002, this increase in the amount of interest earning assets was more than offset by a decrease of 1.25 basis points in the yield of those assets to 6.52% in 2002, resulting in a decrease in interest revenue. The decrease in interest revenue during 2001 was attributable to a 5.7% increase in average interest earning assets to $8.7 billion with this increase more than offset by a decrease of 55 basis points in the yield of those assets to 7.77% in 2001. The increase in interest revenue during 2000 was attributable to a 7.6% increase in average interest earning assets, to $8.2 billion during 2000, and an increase of 38 basis points in the yield of those assets to 8.32% in 2000.

Interest expense decreased 33.9% to $218.9 million in 2002 from $331.1 million in 2001, which represented a decrease of 4.6% from $346.9 million in 2000. While average interest bearing liabilities increased 7.6% to $7.9 billion in 2002, this increase in the amount of interest bearing liabilities was more than offset by a decrease of 175 basis points in the average rate paid on those liabilities to 2.77% in 2002. The decrease in interest expense during 2001 was attributable to a 6.0% increase in average interest bearing liabilities to $7.3 billion in 2001, but this increase was more than offset by a decrease of 50 basis points in the average rate paid on those liabilities to 4.51% in 2001. The increase in interest expense during 2000 was attributable to the combination of an 8.6% increase in average interest bearing liabilities, to $6.9 billion in 2000, and an increase of 61 basis points in average rates paid on those liabilities to 5.01%.

The relative performance of the lending and deposit-raising functions is frequently measured by two calculations – net interest margin and net interest rate spread. Net interest margin is determined by dividing fully-taxable equivalent net interest revenue by average earning assets. Net interest rate spread is the difference between the average fully-taxable equivalent yield earned on interest earning assets and the average rate paid on interest bearing liabilities. Net interest margin is generally greater than the net interest rate spread due to the additional income earned on those assets funded by non-interest bearing liabilities, or free funding, such as demand deposits and shareholders' equity.

Net interest margin for 2002 was 4.15%, an increase of 21 basis points from 3.94% for 2001, which represented a decline of 14 basis points from 4.08% for 2000. Net interest rate spread for 2002 was 3.75%, an increase of 49 basis points from 3.26% for 2001, which represented a decrease of five basis points from 3.31% for 2000. The increase in net interest margin and net interest spread in 2002 was primarily due to the Company's ability to offset the decline in asset yield by a larger decrease in funding cost. Short-term interest rates set by the Federal Reserve were unchanged from December of 2001 until November of 2002. Because the Company was asset sensitive in the short-term, many of its interest earning assets had repriced to the prevailing interest rates by the end of 2001, while the opportunity to reprice many of its interest bearing liabilities to a lower interest rate occurred during 2002. The decline in net interest margin and net interest rate spread in 2001 was due to the decrease in asset yield that was not fully offset by the smaller decrease in funding cost. Because the Company was asset sensitive in the short-term in 2001, the 475 basis point decline in short-term interest rates during 2001 resulted in interest bearing assets being repriced more quickly than interest bearing liabilities, thus reducing net interest margin and net interest rate spread.

The Company experienced significant growth in average interest earning assets and average interest bearing liabilities during the three years ended December 31, 2002. Average interest earning assets increased 6.7% during 2002, 5.7% during 2001 and 7.6% during 2000, due to increases in the Company's loan and securities portfolios. Average interest bearing liabilities increased 7.6% during 2002, 6.0% during 2001 and 8.6% during 2000, due to increases in the Company's deposits and short-term borrowings.

The following table presents average interest earning assets, average interest bearing liabilities, net interest income, net interest margin and net interest rate spread for the three years ended December 31, 2002. Each of the measures is reported on a fully-taxable equivalent basis.

(Taxable equivalent basis) (Dollars in thousands)	2002 Average Balance	2002 Interest	2002 Yield/ Rate	2001 Average Balance	2001 Interest	2001 Yield/ Rate	2000 Average Balance	2000 Interest	2000 Yield/ Rate
ASSETS									
Loans (net of unearned income) (1)(2)	$ 6,283,798	$ 449,610	7.16%	$ 6,010,840	$ 510,738	8.50%	$ 5,791,569	$ 522,741	9.03%
Mortgages held for sale	58,884	3,371	5.72%	53,559	3,381	6.31%	39,461	3,111	7.88%
Held-to-maturity securities:									
Taxable	998,800	55,091	5.52%	920,939	56,417	6.13%	796,125	49,086	6.17%
Non-taxable (3)	194,089	14,905	7.68%	214,694	16,411	7.64%	325,027	24,108	7.42%
Available-for-sale securities:									
Taxable	1,160,733	54,066	4.66%	831,885	50,848	6.11%	1,040,875	68,740	6.60%
Non-taxable (4)	199,218	13,287	6.67%	180,370	13,073	7.25%	73,829	6,011	8.14%
Federal funds sold and short-term investments	337,093	11,810	3.50%	439,621	21,200	4.82%	119,752	7,440	6.21%
Total interest earning assets and revenue	9,232,615	602,140	6.52%	8,651,908	672,068	7.77%	8,186,638	681,237	8.32%
Other assets	735,800			691,608			646,878		
Less: allowance for credit losses	(86,247)			(81,604)			(77,042)		
Total	$ 9,882,168			$ 9,261,912			$ 8,756,474		
LIABILITIES AND SHAREHOLDERS' EQUITY									
Deposits:									
Demand – interest bearing	$ 2,338,775	$ 35,756	1.53%	$ 1,893,075	$ 50,727	2.68%	$ 1,672,466	$ 54,226	3.24%
Savings	852,694	12,689	1.49%	885,025	31,839	3.60%	874,707	38,948	4.45%
Time	3,991,757	140,085	3.51%	3,912,405	218,272	5.58%	3,758,003	217,191	5.78%
Federal funds purchased, securities sold under repurchase agreements and other short-term borrowings (5)	457,347	12,574	2.75%	503,024	21,614	4.30%	454,089	26,742	5.89%
Junior subordinated debt	114,726	9,423	8.21%						
Long-term debt	140,085	8,366	5.97%	145,097	8,641	5.96%	164,683	9,776	5.94%
Total interest bearing liabilities and expense	7,895,384	218,893	2.77%	7,338,626	331,093	4.51%	6,923,948	346,883	5.01%
Demand deposits – non-interest bearing	1,064,218			1,003,229			967,823		
Other liabilities	111,673			123,351			102,819		
Total liabilities	9,071,275			8,465,206			7,994,590		
Shareholders' equity	810,893			796,706			761,884		
Total	$ 9,882,168			$ 9,261,912			$ 8,756,474		
Net interest revenue		$ 383,247			$ 340,975			$ 334,354	
Net interest margin			4.15%			3.94%			4.08%
Net interest rate spread			3.75%			3.26%			3.31%
Interest bearing liabilities to interest earning assets			85.52%			84.82%			84.58%

(1) Includes taxable equivalent adjustment of $1,854,000, $1,273,000 and $1,538,000 in 2002, 2001 and 2000, respectively, using an effective tax rate of 35%.
(2) *Non-accrual loans are immaterial for each of the years presented.*
(3) Includes taxable equivalent adjustments of $5,217,000, $5,744,000 and $8,438,000 in 2002, 2001 and 2000, respectively, using an effective tax rate of 35%.
(4) Includes taxable equivalent adjustment of $4,651,000, $4,576,000 and $2,103,000 in 2002, 2001 and 2000, respectively, using an effective tax rate of 35%.
(5) Interest expense includes interest paid on liabilities not included in averages.

Net interest revenue may also be analyzed by segregating the rate and volume components of interest revenue and interest expense. The table that follows presents an analysis of rate and volume change in net interest revenue from 2001 to 2002 and from 2000 to 2001. Changes that are not solely due to volume or rate have been allocated to volume.

	2002 OVER 2001 – INCREASE (DECREASE)			2001 OVER 2000 – INCREASE (DECREASE)		
(Taxable equivalent basis) (In thousands)	**Volume**	**Rate**	**Total**	**Volume**	**Rate**	**Total**
INTEREST REVENUE						
Loans (net of unearned income)	$19,530	$ (80,658)	$ (61,128)	$18,631	$ (30,634)	$ (12,003)
Mortgages held for sale	305	(315)	(10)	890	(620)	270
Held-to-maturity securities:						
Taxable	4,295	(5,621)	(1,326)	7,646	(315)	7,331
Non-taxable	(1,582)	76	(1,506)	(8,434)	737	(7,697)
Available-for-sale securities:						
Taxable	15,317	(12,099)	3,218	(12,774)	(5,118)	(17,892)
Non-taxable	1,257	(1,043)	214	7,722	(660)	7,062
Federal funds sold and short-term investments	(3,592)	(5,798)	(9,390)	15,425	(1,665)	13,760
Total	35,530	(105,458)	(69,928)	29,106	(38,275)	(9,169)
INTEREST EXPENSE						
Demand – interest bearing	6,814	(21,785)	(14,971)	5,911	(9,411)	(3,500)
Savings	(481)	(18,669)	(19,150)	371	(7,482)	(7,111)
Time	2,785	(80,972)	(78,187)	8,614	(7,534)	1,080
Federal funds purchased, securities sold under repurchase agreements and other short-term borrowings	(1,256)	(7,784)	(9,040)	2,103	(7,231)	(5,128)
Long-term debt	(299)	24	(275)	(1,166)	30	(1,136)
Total	7,563	(129,186)	(121,623)	15,833	(31,628)	(15,795)
Total increase (decrease)	$27,967	$ 23,728	$ 51,695	$13,273	$ (6,647)	$ 6,626

Interest Rate Sensitivity

The interest rate sensitivity gap is the difference between the maturity or repricing scheduling of interest sensitive assets and interest sensitive liabilities for a given period of time. A prime objective of asset/liability management is to maximize net interest margin while maintaining a reasonable mix of interest sensitive assets and liabilities. The following table sets forth the Company's interest rate sensitivity at December 31, 2002.

INTEREST RATE SENSITIVITY • MATURING OR REPRICING				
(In thousands)	0 to 90 Days	91 Days to 1 Year	Over 1 Year to 5 Years	Over 5 Years
Interest earning assets:				
Interest bearing deposits with banks	$ 5,007	$ -	$ -	$ -
Federal funds sold & repurchase agreements	139,508	-	-	-
Held-to-maturity securities	39,118	122,043	753,389	278,825
Available-for-sale securities	196,342	44,272	1,017,140	384,418
Loans, net of unearned discount	2,591,737	1,308,734	2,342,007	146,907
Mortgages held for sale	57,804	-	-	-
Total interest earning assets	3,029,516	1,475,049	4,112,536	810,150
Interest bearing liabilities:				
Interest bearing demand deposits & savings	3,280,723	-	-	-
Time deposits	1,131,046	1,817,245	1,134,596	2,181
Federal funds purchased & securities sold under repurchase agreements	457,389	-	-	-
Long-term debt	-	-	5,000	259,757
Other	98	191	644	159
Total interest bearing liabilities	4,869,256	1,817,436	1,140,240	262,097
Interest rate sensitivity gap	$ (1,839,740)	$ (342,387)	$ 2,972,296	$ 548,053
Cumulative interest sensitivity gap	$ (1,839,740)	$ (2,182,127)	$ 790,169	$ 1,338,222

In the event interest rates decline after 2002, based on this interest rate sensitivity gap, it is likely that the Company would experience a slightly positive effect on net interest income in the following one-year period, as the cost of funds will decrease at a more rapid rate than interest income on interest earning assets. Conversely, in periods of increasing interest rates, based on this interest rate sensitivity gap, the Company would likely experience decreased net interest income. It should be noted that the balances shown in the table above are for a specific point in time and may not be reflective of positions at other times during the year or in subsequent periods. Allocations to specific interest rate sensitivity periods are based on the earlier of maturity or repricing dates.

Provisions for Credit Losses and Allowance for Credit Losses

The provision for credit losses is the annual cost of providing an allowance or reserve for estimated probable losses on loans. The Company employs a systematic methodology for determining its allowance for credit losses and considers both qualitative and quantitative factors. Some of the quantitative factors considered by the Company include loan growth, changes in the size and characteristics of the loan portfolio, net charge-offs, changes in nonperforming and past due loans, historical loan loss experience, changes in the composition of the loan portfolio, delinquencies, management's assessment of loan portfolio quality, the value of collateral, concentrations of loans to specific borrowers or industries and other factors. Some of the qualitative factors that the Company considers include existing general economic conditions, the existing risks of individual loans and other factors.

The process of determining the adequacy of the provision requires that management make material estimates and assumptions that are particularly susceptible to significant change. In employing its systematic methodology, the Company follows several processes to determine the allowance for credit losses.

The allowance for credit losses for commercial loans is based principally upon the Company's loan classification system. The Company has a disciplined approach for assigning credit ratings and classifications to individual credits. Each credit is assigned a grade by the relevant loan officer, which serves as a basis for the credit analysis of the entire portfolio. The grade assigned considers the borrower's creditworthiness, collateral values, cash flows and other factors. An independent loan review department is responsible for reviewing the credit rating and classification of individual credits and assessing trends in the portfolio, adherence to internal credit policies and procedures and other factors that may affect the overall adequacy of the allowance. The loan review department is supplemented by regulatory agencies that provide an additional level of review. The loss factors assigned to each classification are based upon the attributes (loan to collateral values, borrower creditworthiness, etc.) of the loans typically assigned to each grade. Management periodically reviews the loss factors assigned in light of the general economic environment and overall condition of the loan portfolio and modifies the loss factors assigned to each classification as deemed appropriate. The allowance for credit losses for the consumer loan portfolio is based upon delinquencies and historic loss rates. The overall allowance includes a component representing the results of other analyses intended to ensure that the allowance is adequate to cover other probable losses inherent in the portfolio. This component considers analyses of changes in credit risk resulting from the differing underwriting criteria in acquired loan portfolios, industry concentrations, changes in the mix of loans originated, overall credit criteria and other economic indicators.

The provision for credit losses, the allowance for credit losses as a percentage of loans outstanding at the end of 2002, 2001 and 2000 and net charge-offs for those years are shown in the following table:

(Dollars in thousands)	**2002**	**2001**	**2000**
Provision for credit losses	$ 29,411	$ 22,259	$ 26,166
Allowance for credit losses as a percentage of loans outstanding at year-end	1.38 %	1.37%	1.34%
Net charge-offs	$ 25,915	$ 20,839	$ 19,634
Net charge-offs as a percentage of average loans	0.41 %	0.35%	0.34%

The provision for credit losses for 2002 increased 32.1% from the provision for 2001. The increase in provision for credit losses in 2002 versus 2001 reflects the increased level of charge-offs in 2002 versus 2001, which were $25.9 million in 2002 compared to $20.8 million in 2001. The provision for credit losses for 2001 decreased 14.9% from the provision for 2000, which reflected a special charge of $6.1 million made to provide for probable losses in the loan portfolio acquired in the merger with First United Bancshares, Inc., and to reflect differences in underwriting standards at the acquired company. In part, these differences in underwriting standards also led to a 6.1% increase in net charge-offs during 2001 and increases in internal credit ratings and classifications of the Company's overall loan portfolio at December 31, 2001. If the provision for credit losses for 2000 is reduced by the special charge of $6.1 million, the Company's provision for credit losses for 2001 increased by $2.2 million, or 10.9%, as compared to the adjusted provision for credit losses for 2000. This increase in provision reflects the increased level of net charge-offs in 2001 versus 2000, which were $20.8 million in 2001 compared to $19.6 million in 2000. Non-performing assets totaled $57.7 million at December 31, 2002, compared to $60.0 million at December 31, 2001 and $50.1 million at December 31, 2000.

For further information on nonperforming and classified loans, see "Financial Condition – Loans."

Other Revenue

The components of other revenue for the years ended December 31, 2002, 2001 and 2000 and the percentage change from the prior year are shown in the following table:

	2002		**2001**		**2000**	
(Dollars in thousands)	**Amount**	**% Change**	**Amount**	**% Change**	**Amount**	**% Change**
Mortgage lending	$ 9,928	-42.2%	$ 17,186	+58.0%	$ 10,874	-40.5%
Service charges	49,249	+15.2	42,759	+5.7	40,472	+10.9
Life insurance premiums	4,340	-4.2	4,528	+5.3	4,300	+8.2
Trust income	7,021	+1.3	6,929	+3.4	6,700	+4.7
Securities gains (losses), net	5,486	-48.6	10,671	NM	(15,632)	NM
Insurance commissions	23,604	+15.6	20,422	+27.4	16,034	+18.1
Other	32,611	+3.5	31,498	+13.7	27,707	+28.9
Total other revenue	$ 132,239	-1.3%	$ 133,993	+48.1%	$ 90,455	-13.6%

The Company's revenue from mortgage lending is primarily attributable to two activities, origination of new mortgage loans and servicing mortgage loans, and typically fluctuates as interest rates change. The Company's normal practice is to generate mortgage loans, sell them in the secondary market and retain the servicing rights to the sold loans. The mortgage servicing rights are capitalized and carried as an asset at the lower of cost or fair value and represent the present value of the future stream of servicing fees expected to be earned over the estimated lives of the loans being serviced. The origination process generates loan origination fees and net gains or losses from the sale of the mortgage loans originated, which is also referred to as secondary marketing. These activities produced revenue of $24.0 million, $19.0 million and $8.2 million for 2002, 2001 and 2000, respectively. Of the revenue from the origination process, the sale of mortgage loans resulted in a net gain of $2.2 million in 2002 and net losses of $1.7 million and $1.5 million for 2001 and 2000, respectively. Historically, origination volumes have varied as mortgage interest rates have changed. Rising mortgage interest rates have generally resulted in a decrease in the volume of originations, while falling mortgage interest rates have generally resulted in an increased volume of originations. The Company originated mortgage loans totaling $1,012 million during 2002, $824 million during 2001 and $255 million during 2000. The servicing process includes the actual servicing of loans and the recognition of changes in the valuation of capitalized mortgage servicing rights. Capitalized mortgage servicing rights are evaluated for impairment based on the excess of the carrying amount of the mortgage servicing rights over their fair value. The Company does not routinely hedge the value of its mortgage servicing asset and is susceptible to significant fluctuations in value in changing interest rate environments. When mortgage interest rates decline, refinancing of home mortgages typically accelerates and the value of the Company's mortgage servicing asset typically declines as the expected lives of the underlying mortgages shorten. When mortgage interest rates are rising, refinancing of home mortgages typically decline and the value of the Company's mortgage servicing asset typically increases as the expected lives of the underlying mortgages lengthen. The servicing process generated a loss of $14.1 million in 2002, a loss of $1.8 million in 2001, and revenues of $2.7 million in 2000. The fluctuation in servicing revenue is primarily due to changes in the valuation of capitalized mortgage servicing rights. Changing mortgage interest rates in 2002, 2001 and 2000 resulted in impairment expense of $16.0 million in 2002, $4.9 million in 2001, and $1.0 million in 2000. The following table presents the principal amount of mortgage loans serviced at December 31, 2002, 2001 and 2000 and the percentage change from the previous year-end.

	2002		2001		2000	
(Dollars in millions)	Amount	% Change	Amount	% Change	Amount	% Change
Mortgage loans serviced	$ 2,771	+9.9%	$ 2,522	+13.8%	$ 2,217	+6.3%

Service charges on deposit accounts increased in 2002, 2001 and 2000 because of higher volumes of items processed, growth in the number of deposit accounts, rate increases and expansion of overdraft privileges to depositors. Life insurance premium revenue decreased 4.2% in 2002 after having increased 5.3% in 2001 and 8.2% in 2000. The decrease in 2002 is due to a reduced emphasis toward selling credit life insurance products and the decreased volume of consumer finance lending. We expect this trend of declining life insurance premium revenue to continue. Trust income increased 1.3% in 2002, 3.4% in 2001 and 4.7% in 2000 as a result of increases in the value of assets under care (either managed or in custody). Net securities gains of $5.5 million were recorded in 2002 compared to net securities gains of $10.7 million in 2001 and net security losses of $15.6 million in 2000. These transactions reflect the sales of securities from the available-for-sale portfolio and certain securities that were within three months of maturity from the held-to-maturity portfolio. In the second half of 2001, approximately $200 million in intermediate term securities were purchased in anticipation of further reductions in interest rates that could result in the recognition of additional impairment charges related to the Company's mortgage servicing asset. These securities were sold in the third quarter of 2001 with a gain of $3.9 million. The proceeds were again reinvested in intermediate term securities and these securities were sold in the fourth quarter of 2001 with a gain of $3.6 million. In 2000, the Company restructured the securities portfolio acquired through the August 31, 2000 merger with First United Bancshares, Inc. by selling approximately $680 million of securities and reinvesting the net proceeds in higher yielding securities, which resulted in securities losses of $15.7 million in 2000. Revenue from insurance commissions grew steadily during 2002, 2001 and 2000 as the Company continued to expand those products and services. The increases in the other component of other revenue in 2002, 2001 and 2000 were primarily attributable to fees generated from brokerage activities as well as increased analysis charges and debit card net interchange fees.

Other Expense

The components of other expense for the years ended December 31, 2002, 2001 and 2000 and the percentage change from the prior year are shown in the following table:

	2002		2001		2000	
(Dollars in thousands)	**Amount**	**% Change**	**Amount**	**% Change**	**Amount**	**% Change**
Salaries and employee benefits	$171,104	+9.9%	$155,680	+16.3%	$133,855	+7.3%
Occupancy, net	21,658	+5.5	20,529	+11.9	18,343	+8.4
Equipment	24,962	-6.9	26,799	+11.0	24,137	+11.7
Telecommunications	7,827	-10.0	8,693	+20.2	7,234	+1.9
Merger-related	-	-	-	NM	9,215	+656.6
Other	86,847	+3.9	83,612	+2.7	81,443	+1.4
Total other expense	$312,398	+5.8%	$295,313	+7.7%	$274,227	+8.9%

Salaries and employee benefits expense for 2002, 2001 and 2000 increased due to increases in incentive payments, salary increases, especially commission based, increases in the cost of employee heath care benefits, increases in pension plan costs and the hiring of employees to staff the banking locations added during those years. Pension plan costs, a component of salaries and employee benefits expense, increased to $4.3 million in 2002 compared to $2.9 million in 2001 and $1.2 million in 2000. This trend of increasing pension plan costs is primarily reflective of market performance below expectations for the plan assets. Salaries and employee benefits expense for all three years were also impacted by changes in stock appreciation rights ("SARs") expense, which is included in salaries and employee benefits expense. The Company previously granted SARs to certain of its employees, which requires the Company to recognize an expense in the event of an increase in the market price of the Company's common stock or a reduction of expense in the event of a decline in the market price of the Company's common stock. In 2002, the Company's common stock price increased approximately 17.0%, which resulted in SAR expense of $1,329,000. In 2001, the Company's common stock price increased approximately 36.2%, and declined by approximately 25.3% in 2000, which resulted in SAR expense of $1,903,000 in 2001 and a reduction in expense of $1,844,000 in 2000. At December 31, 2002, the Company had approximately 277,000 SARs outstanding. Based on that amount, a dollar increase in the Company's stock price would result in $277,000 in SAR expense while a dollar decrease in the Company's stock price would result in a $277,000 reduction in SAR expense.

Occupancy expense increased in 2002, 2001 and 2000 principally as a result of additional branch offices in operation in each year plus a full year of operation in 2002 of the new 90,000 square foot building added to the Company's Tupelo, Mississippi campus in the fall of 2001. Equipment expense declined in 2002 when compared to 2001 due primarily to the elimination of duplicate data processing operations as the former First United Bancshares banks were converted to the Company's operating systems during 2001. Equipment upgrades and upgrades to the Company's internal operating systems were the primary factors contributing to the increase in equipment expense in 2001 compared to 2000. Telecommunications expense decreased in 2002 when compared to 2001 as the costs of expanded voice and data networks and the expansion of the Bank's call center, all of which related to providing higher levels of convenient consumer oriented banking services, were more than offset by the reductions in telecommunications costs as a result of the conversion of the former First United Bancshares banks during 2001.

As a direct result of the Company's merger activity, merger-related and other costs of $9.2 million were recorded in 2000. These merger-related and other costs included termination and change of control payments, contract termination charges, professional fees, elimination of duplicate facilities charges and other charges. Included in other expense is $3.2 million reserved in the fourth quarter of 2002 to settle certain litigation against certain of our subsidiaries. The other components of other expense reflect normal increases and general inflation in the cost of services and supplies purchased by the Company. In addition, in the fourth quarter of 2002, the Company's net income was reduced by $1.8 million due to charges related to loan system conversion matters.

Income Taxes

Income tax expense was $49.9 million in 2002, $47.3 million in 2001 and $37.9 million in 2000. The effective tax rate for 2002 was 30.8% compared to 32.5% in 2001 and 33.8% in 2000. The decrease in the Company's effective tax rate for 2002 was primarily driven by a revision to the Company's 401(k) plan that enables the Company to deduct for tax purposes the dividends it pays to the plan for shares of BancorpSouth common stock held in the plan. This change was retroactive to January 1, 2002, which permitted the Company to deduct all such dividends for 2002 in the fourth quarter of 2002. These dividends will be deducted in the future on a quarterly basis. The higher effective tax rate for 2000 reflects the impact of certain charges related to the First United Bancshares, Inc. merger which were non-deductible for tax purposes.

Financial Condition

Loans

The Company's loan portfolio represents the largest single component of the Company's earning asset base, comprising 68.1% of average earning assets during 2002. The following table indicates the average loans, year-end balances of the loan portfolio and the percentage increases for the years presented.

	2002		2001		2000	
(Dollars in millions)	Amount	% Change	Amount	% Change	Amount	% Change
Loans, net of unearned – average	$ 6,284	+4.6%	$ 6,010	+3.8%	$ 5,791	+11.1%
Loans, net of unearned – year-end	6,389	+5.2	6,073	-0.4	6,095	+10.0

Average loans increased 4.6% in 2002 when compared to 2001, and loans outstanding at December 31, 2002 increased 5.2% when compared to December 31, 2001. Loan growth has been slowed by the general weakness in the economy of many of the markets served by the Company. In addition, loan growth in 2002, 2001 and 2000 has been impacted by the Company's decision to reduce its exposure to indirect automobile sales financing by allowing its portfolio of such loans to decline. The Company's portfolio of indirect automobile loans totaled $260.3 million at December 31, 2000, $146.4 million at December 31, 2001 and was down to $65.5 million at December 31, 2002.

Quality is stressed in the Company's lending policy as opposed to growth. The Company's non-performing assets, which are carried either in the loan account or other assets on the consolidated balance sheets, were as follows at the end of each year presented.

(Dollars in thousands)	2002	2001	2000
Foreclosed properties	$ 18,048	$ 16,140	$ 7,893
Non-accrual loans	10,514	10,825	15,572
Loans 90 days or more past due, still accruing	29,104	33,012	25,732
Restructured loans	20	40	879
Total non-performing assets	$ 57,686	$ 60,017	$ 50,076
Total non-performing assets as a percentage of net loans	0.90%	0.99%	0.82%

The increases in the Company's non-performing assets in 2002 and 2001 over the level in 2000 reflect a general slow down in the overall economy of the region serviced by the Company. The Company has not, as a matter of policy, participated in any highly leveraged transactions nor made any loans or investments relating to corporate transactions such as leveraged buyouts or leveraged recapitalizations. At December 31, 2002, 2001 and 2000, the Company did not have any concentration of loans in excess of 10% of loans outstanding. Loan concentrations are considered to exist when there are amounts loaned to multiple borrowers engaged in similar activities which would cause them to be similarly impacted by economic or other conditions. However, the Company does conduct business in a geographically concentrated area. The ability of the Company's borrowers to repay loans may be dependent upon the economic conditions prevailing in the Company's market area.

Included in non-performing assets above were loans the Company considered impaired totaling $18.9 million, $17.6 million and $14.7 million at December 31, 2002, 2001 and 2000, respectively.

Securities and Other Earning Assets

The securities portfolio is used to make various term investments, to provide a source of liquidity and to serve as collateral to secure certain types of deposits and borrowings. A portion of the Company's securities portfolio continues to be tax exempt. Investments in tax exempt securities totaled $358.0 million at December 31, 2002, compared to $365.8 million at the end of 2001. The Company invests only in investment grade securities, with the exception of obligations of certain counties and municipalities within the Company's market area, and avoids other high yield non-rated securities and investments.

At December 31, 2002, the Company's available-for-sale securities totaled $1.6 billion. These securities, which are subject to possible sale, are recorded at fair value. At December 31, 2002, the Company held no securities whose decline in fair value was considered other than temporary.

Net unrealized gains on investment securities as of December 31, 2002 totaled $111.2 million. Net unrealized gains on held-to-maturity securities comprised $49.9 million of that total, while net unrealized gains on available-for-sale securities were $61.3 million. Net unrealized gains on investment securities as of December 31, 2001 totaled $77.3 million. Of that total, $37.9 million was attributable to held-to-maturity securities and $39.4 million to available-for-sale securities.

In the fourth quarter of 2000, the Company restructured the securities portfolio acquired in the August 31, 2000 merger with First United Bancshares, Inc. by selling approximately $680 million of securities and reinvesting the net proceeds in higher yielding securities.

Deposits

Deposits are the Company's primary source of funds to support its earning assets. The Company has been able to effectively compete for deposits in its primary market areas, which has resulted in the increases in deposits for the years presented.

The following table presents the Company's average deposit mix and percentage change for the years indicated.

	2002		2001		2000	
(Dollars in millions)	Average Balance	% Change	Average Balance	% Change	Average Balance	% Change
Interest bearing deposits	$ 7,183	+7.4%	$ 6,690	+6.1%	$ 6,305	+6.5%
Non-interest bearing deposits	1,064	+6.1	1,003	+3.7	967	+3.6
Total average deposits	$ 8,247	+7.2%	$ 7,693	+5.8%	$ 7,272	+6.1%

Liquidity, Capital Resources and Off-Balance Sheet Arrangements

One of the Company's goals is to provide adequate funds to meet changes in loan demand or any potential increase in the normal level of deposit withdrawals. This goal is accomplished primarily by generating cash from operating activities and maintaining sufficient short-term liquid assets. These sources, coupled with a stable deposit base and a strong reputation in the capital markets, allows the Company to fund earning assets and maintain the availability of funds. Management believes that the Company's traditional sources of maturing loans and investment securities, sales of mortgages held for sale, cash from operating activities and a strong base of core deposits are adequate to meet the Company's liquidity needs for normal operations. To provide additional liquidity, the Company utilizes short-term financing through the purchase of federal funds and securities lending arrangements. Further, the Company maintains a borrowing relationship with the Federal Home Loan Bank ("FHLB") which provides liquidity to fund term loans with borrowings of matched or longer maturities. At December 31, 2002, the Company had long-term advances from the FHLB totaling approximately $140 million, bearing interest rates from 5.86% to 7.19%. The Company has pledged eligible mortgage loans to secure the FHLB borrowings and had approximately $1.4 billion in additional borrowing capacity under the existing FHLB borrowing agreement at December 31, 2002. Further, the Company had informal federal funds borrowing arrangements aggregating approximately $300 million at December 31, 2002. Secured borrowing arrangements utilizing the Company's securities portfolio also provide substantial additional liquidity to the Company. Such arrangements typically provide for borrowings of 95% to 98% of the unencumbered fair value of the Company's U.S. Government and government agencies securities portfolio. If the Company's traditional sources of liquidity were constrained, the Company would be forced to pursue avenues of funding not typically used and the Company's net interest margin could be impacted negatively. The Company has not used in the past and does not expect to use in the future off-balance sheet entities to support the Company's liquidity and capital needs. These entities are commonly referred to as special purpose entities and are often used as a mechanism to facilitate the sale of assets. The Company does utilize, among other tools, maturity gap tables, interest rate shock scenarios and an active asset and liability management committee to analyze, manage and plan asset growth and to assist in managing the Company's net interest margin and overall level of liquidity. The Company's approach to providing adequate liquidity has been successful in the past and management does not anticipate any near- or long-term changes to its liquidity strategies.

In the ordinary course of business, the Company enters into various off-balance sheet commitments and other arrangements to extend credit, that are not reflected in the consolidated balance sheet of the Company. The business purpose of these off-balance sheet commitments is the routine extension of credit. As of December 31, 2002, commitments to extend credit included approximately $65 million for letters of credit and approximately $1.3 billion for mortgage financing, construction credit, credit card and other revolving line of credit arrangements. While most of the commitments to extend credit are made at variable rates, included in these commitments are forward commitments to fund individual fixed-rate mortgage loans of approximately $75.9 million at December 31, 2002, with a carrying value and fair value of $1.1 million, which has been recognized in the Company's results of operations. Fixed-rate lending commitments expose the Company to risks associated with movements in interest rates. As a method to manage these risks, the Company also enters into forward commitments to sell individual fixed-rate mortgage loans. At December 31, 2002, the Company had $122.0 million in such commitments to sell, with a carrying value and fair value reflecting a loss of $1.4 million. The Company also faces the risk of deteriorating credit quality of borrowers to whom a commitment to extend credit has been made; however, no significant credit losses are expected from these commitments and arrangements.

The Company is required to comply with the risk-based capital guidelines established by the Board of Governors of the Federal Reserve System. These guidelines apply a variety of weighting factors which vary according to the level of risk associated with the assets. Capital is measured in two "Tiers": Tier I consists of common shareholders' equity and qualifying noncumulative perpetual preferred stock, less goodwill and certain other intangible assets, and Tier II consists of general allowance for losses on loans and leases, "hybrid" debt capital instruments, and all or a portion of other subordinated capital debt, depending upon remaining term to maturity. Total capital is the sum of Tier I and Tier II capital. The Company's Tier I capital and total capital, as a percentage of total risk-adjusted assets, was 11.92% and 13.16%, respectively, at December 31, 2002, compared to 10.70% and 11.91%, respectively, at December 31, 2001. Both ratios exceeded the required minimum levels for these ratios of 4% and 8%, respectively, for each period. In addition, the Company's Tier I leverage capital ratio (Tier I capital divided by total assets, less goodwill) was 8.41% at December 31, 2002 and 7.94% at December 31, 2001, compared to the required minimum leverage capital ratio of 3%.

The FDIC's capital-based supervisory system for insured financial institutions categorizes the capital position for banks into five categories, ranging from well capitalized to critically undercapitalized. For a bank to classify as "well capitalized," the Tier I risk-based capital, total risk-based capital and leverage capital ratios must be at least 6%, 10% and 5%, respectively. The Bank met the criteria for the "well capitalized" category at December 31, 2002.

There are various legal and regulatory limits on the extent to which the Bank may pay dividends or otherwise supply funds to the Company. In addition, federal and state regulatory agencies also have the authority to prevent a bank or bank holding company from paying a dividend or engaging in any other activity that, in the opinion of the agency, would constitute an unsafe or unsound practice. The Company does not expect these limitations to cause a material adverse effect with regard to its ability to meet its cash obligations.

The Company may pursue acquisition transactions of depository institutions and businesses closely related to banking which further the Company's business strategies. The Company anticipates that a portion of the consideration for substantially all of these transactions, if any, would be shares of the Company's common stock; however, transactions involving only cash consideration or other forms of consideration may also be considered.

On March 5, 2001, the Company announced a stock repurchase program whereby the Company could acquire up to 4.2 million shares of its common stock, or approximately 5% of the shares of common stock then outstanding. The shares were to be repurchased from time to time in the open market at prevailing market prices or in privately negotiated transactions. During 2001, 2,965,115 shares of the Company's common stock were repurchased under this repurchase program with the remaining authorization of 1,234,885 shares repurchased in the first half of 2002. Repurchased shares are held as authorized but unissued stock and are available for use in connection with the Company's stock option plans and other compensation programs, or for other corporate purposes as determined by the Company's Board of Directors.

On February 15, 2002, the Company announced another stock repurchase program whereby the Company may acquire up to 4.1 million shares of its common stock, in addition to the 4.2 million shares that the Company repurchased pursuant to the common stock repurchase program authorized on March 5, 2001. The shares are to be repurchased from time to time in the open market at prevailing market prices or in privately negotiated transactions. The extent and time of any repurchases will depend on market conditions and other corporate considerations. This repurchase program is expected to be completed within 18 months from its announcement date. As described above, repurchased shares will be held as authorized but unissued shares and will be available for use in connection with the Company's stock option plans and other compensation programs, or for other corporate purposes as determined by the Company's Board of Directors. As of December 31, 2002, 3,472,608 shares of the Company's common stock had been repurchased under this repurchase program.

The Company conducts its stock repurchase program by using funds received in the ordinary course of business. The Company has not experienced a material effect on its capital resources or liquidity, and does not expect to experience any material effects in connection with its stock repurchase programs during the terms of these programs.

On January 28, 2002, BancorpSouth Capital Trust I (the "Trust"), a business trust which is treated as a subsidiary of the Company for financial reporting purposes, issued 5,000,000 shares of 8.15% trust preferred securities, $25 face value per share, due January 28, 2032 and callable at the option of the Company after January 28, 2007. Payment of distributions on the trust preferred securities is guaranteed by the Company, but only to the extent the Trust has funds legally and immediately available to make such distributions. The Trust invested the net proceeds of $121,062,500 in the 8.15% Junior Subordinated Debt Securities issued by the Company, which will mature on January 28, 2032. The net proceeds to the Company from the issuance of its Junior Subordinated Debt Securities to the Trust were used for general corporate purposes, including the repurchase of shares of its outstanding common stock. The $125 million in trust preferred securities issued by the Trust qualifies as Tier I capital of the Company.

Certain Litigation Contingencies

In some states in which the Company operates, and particularly in Mississippi, there has been a significant increase in litigation against financial services companies in connection with lending, insurance and other financial transactions during the year ended December 31, 2002. While the allegations vary from case to case and from company to company, in general such cases allege that loans were originated or renewed at a time or in a way that improperly increased the charges paid by the borrower and/or that the borrowers were charged fees or sold insurance products without appropriate disclosures or which were unnecessary under the particular circumstances. These actions tend to seek large amounts of actual and punitive damages for claims arising out of transactions that involve relatively small amounts of money. There have been several cases involving such claims tried against other companies in the Company's market area that have resulted in large awards of actual and punitive damages for individual claimants, but it is not clear whether such large awards will be upheld on appeal. Some companies have engaged in settlements of such cases rather than face the risk and uncertainty of such awards.

Cases of this type have been filed against some of the Company's subsidiaries. Such claims are now being asserted by several hundred individuals in an increasing number of cases filed in several different counties in Mississippi in which individuals have received large jury awards against other companies. Since attorneys have actively advertised for such claimants, and since some of the attorneys who have already filed cases purport to represent hundreds of additional claimants for whom they have not yet filed proceedings, the number of cases filed and the number of individuals asserting such claims will in all probability continue to increase.

During the fourth quarter of 2002, the Company entered into two pending settlements with a total of approximately 1,800 individual claimants. Under the terms of these pending settlements, claimants whose loan documents contain arbitration agreements would receive smaller amounts to settle their claims than those whose loan documents do not contain arbitration agreements. The Company does not have accurate numbers of the number of claimants or whether or not they have arbitration agreements, and is not currently able to determine the actual amount that will be required to settle these lawsuits. The Company did, however, accrue $3.2 million during the fourth quarter of 2002, which the Company believes is the maximum amount needed to settle the claims covered in the settlements.

As to similar claims, whether presently pending or that may be brought in the future, it is not currently possible to quantify the potential exposure presented by these claims or determine whether these claims will ultimately have a material adverse effect on the financial condition of the Company. The Company's inability to determine its exposure at this time is based on a number of reasons, which include but are not limited to the following: some of the cases have only been recently filed, the facts vary from case to case and are usually disputed, some of the principles of law that apply to these cases are not clearly delineated, existing law provides juries little specific guidance to determine the amounts of actual and punitive damages they may award and/or to judges in reviewing those awards, and the amounts of jury awards differ from county to county and case to case. Future legislation and court decisions may also limit or affect the amount of damages that can be recovered in such cases; however, the Company cannot predict the course of any such legislation or court decisions or the effect that they may have with respect to litigation directed toward the Company and its subsidiaries.

Market Risk

Market risk reflects the risk of economic loss resulting from changes in interest rates and market prices. This risk of loss can be reflected in either reduced potential net interest revenue in future periods or diminished market values of financial assets.

The Company's market risk arises primarily from interest rate risk that is inherent in its lending, investment and deposit taking activities. Financial institutions derive their income primarily from the excess of interest collected over interest paid. The rates of interest the Company earns on its assets and owes on its liabilities are established contractually for a period of time. Since market interest rates change over time, the Company is exposed to lower profit margins (or losses) if it cannot adapt to interest rate changes. Several techniques might be used by a financial institution to minimize interest rate risk. One approach used by the Company is to periodically analyze its assets and liabilities and make future financing and investing decisions based on payment streams, interest rates, contractual maturities, repricing opportunities and estimated sensitivity to actual or potential changes in market interest rates. Such activities fall under the broad definition of asset/liability management. The Company's primary asset/liability management technique is the measurement of its asset/liability gap, that is, the difference between the amounts of interest-sensitive assets and liabilities that will be refinanced (repriced) during a given period. If the asset amount to be repriced exceeds the corresponding liability amount for a certain day, month, year or longer period, the Company is in an asset-sensitive gap position. In this situation, net interest revenue would increase if market interest rates rose or decrease if market interest rates fell. If, alternatively, more liabilities than assets will reprice, the Company is in a liability-sensitive position. Accordingly, net interest revenue would decline when rates rose and increase when rates fell. These examples assume that interest-rate changes for assets and liabilities are of the same magnitude, whereas actual interest-rate changes generally differ in magnitude for assets and liabilities.

Management seeks to manage interest-rate risk through the utilization of various tools that include matching repricing periods for new assets and liabilities and managing the composition and size of the investment portfolio so as to reduce the risk in the deposit and loan portfolios, while at the same time maximizing the yield generated from the portfolio.

The following table provides information about the Company's financial instruments that are sensitive to changes in interest rates as of December 31, 2002. The expected maturity categories take into account repricing opportunities as well as contractual maturities. For core deposits without contractual maturities (interest-bearing checking, savings and money market accounts), the table presents cash flows based on management's judgment concerning their most likely runoff or repricing behaviors. The fair value of loans, deposits and other borrowings are based on the discounted value of expected cash flows using a discount rate which is commensurate with the maturity. The fair value of securities is based on market prices or dealer quotes.

(Dollars in thousands)	PRINCIPAL AMOUNT MATURING/REPRICING IN: 2003	2004	2005	2006	2007	Thereafter	Total	Fair value December 31, 2002
Rate-sensitive assets:								
Fixed interest rate loans	$ 2,460,751	$1,067,451	$ 687,590	$ 388,068	$ 198,897	$146,908	$ 4,949,665	$ 5,062,119
Average interest rate	6.98%	7.18%	6.91%	6.86%	6.71%	7.12%	7.00%	
Variable interest rate loans	$ 1,497,524	-	-	-	-	-	$ 1,497,524	$ 1,507,514
Average interest rate	5.27%	-	-	-	-	-	5.27%	
Fixed interest rate securities	$ 512,377	$ 356,833	$ 550,614	$ 431,819	$ 350,805	$633,099	$ 2,835,547	$ 2,885,406
Average interest rate	4.20%	5.06%	5.08%	5.42%	5.38%	5.71%	5.15%	
Other interest bearing assets	$ 144,515	-	-	-	-	-	$ 144,515	$ 144,515
Average interest rate	2.67%	-	-	-	-	-	2.67%	
Mortgage servicing rights [(1)]	-	-	-	-	-	-	$ 25,254	$ 25,254
Rate-sensitive liabilities:								
Savings & interest bearing checking	$ 3,280,723	-	-	-	-	-	$ 3,280,723	$ 3,280,723
Average interest rate	1.51%	-	-	-	-	-	1.51%	
Fixed interest rate time deposits	$ 2,948,291	$ 621,924	$ 203,207	$ 83,448	$ 226,017	$ 2,181	$ 4,085,068	$ 4,154,200
Average interest rate	2.80%	3.83%	4.51%	4.68%	4.83%	5.68%	3.20%	
Fixed interest rate borrowings	$ 289	$ 272	$ 5,292	$ 51	$ 29	$259,916	$ 265,849	$ 282,854
Average interest rate	7.24%	7.38%	6.38%	7.49%	7.59%	7.01%	7.00%	
Variable interest rate borrowings	$ 457,389	-	-	-	-	-	$ 457,389	$ 457,389
Average interest rate	2.30%	-	-	-	-	-	2.30%	
Rate-sensitive off balance sheet items:								
Commitments to extend credit for single family mortgage loans	$ 100,982	-	-	-	-	-	$ 100,982	$ 100,982
Average interest rate	5.59%	-	-	-	-	-	5.59%	
Forward contracts	$ 78,500	-	-	-	-	-	$ 78,500	$ 78,500
Average interest rate	5.33%	-	-	-	-	-	5.33%	-

(1) Mortgage servicing rights represent a non-financial asset that is rate-sensitive in that its value is dependent upon the underlying mortgage loans being serviced that are rate-sensitive.

Report of Independent Auditors

The Board of Directors and Shareholders
BancorpSouth, Inc.:

We have audited the consolidated balance sheets of BancorpSouth, Inc. and subsidiaries as of December 31, 2002 and 2001, and the related consolidated statements of income, shareholders' equity and comprehensive income and cash flows for each of the years in the three-year period ended December 31, 2002. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of BancorpSouth, Inc. and subsidiaries at December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1, the Company changed its method of accounting for goodwill and other intangibles to adopt the provisions of Statement of Financial Accounting Standards ("SFAS") No. 142 "Goodwill and Other Intangible Assets," in 2002. As discussed in Note 1, the Company changed its method of accounting for long-lived assets to adopt the provisions of SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," in 2002.

KPMG LLP

Memphis, Tennessee
January 20, 2003

Consolidated Balance Sheets

BancorpSouth, Inc. and Subsidiaries

(In thousands)	December 31 2002	2001
Assets		
Cash and due from banks (Note 22)	$ 356,976	$ 341,513
Interest bearing deposits with other banks	5,007	18,030
Held-to-maturity securities (Note 3) (fair value of $1,243,234 and $1,148,333)	1,193,375	1,110,463
Available-for-sale securities (Note 4) (amortized cost of $1,580,867 and $1,043,766)	1,642,172	1,083,191
Federal funds sold and securities purchased under agreement to resell	139,508	343,511
Loans (Notes 5, 6, 10, 18 and 22)	6,435,268	6,127,045
Less: Unearned discount	45,883	53,845
Allowance for credit losses	87,875	83,150
Net loans	6,301,510	5,990,050
Mortgages held for sale	57,804	65,537
Premises and equipment, net (Note 7)	210,183	211,576
Accrued interest receivable	83,614	85,359
Other assets (Notes 8 and 19)	199,098	146,199
Total Assets	$ 10,189,247	$ 9,395,429
Liabilities and Shareholders' Equity		
Deposits:		
Demand:		
Non-interest bearing	$ 1,183,127	$ 1,108,499
Interest bearing	2,455,821	2,158,698
Savings	824,902	910,682
Other time (Note 9)	4,085,068	3,678,961
Total deposits	8,548,918	7,856,840
Federal funds purchased and securities sold under repurchase agreements (Note 9)	457,389	473,912
Accrued interest payable	23,306	31,124
Guaranteed preferred beneficial interests in junior subordinated debt securities (Note 11)	125,000	-
Long-term debt (Note 10)	139,757	140,939
Other liabilities (Notes 12 and 13)	87,054	87,211
Total Liabilities	9,381,424	8,590,026
Shareholders' Equity (Notes 2, 16 and 17)		
Common stock, $2.50 par value Authorized – 500,000,000 shares; Issued – 77,680,664 and 81,225,790 shares	194,202	203,064
Capital surplus	20,773	11,457
Accumulated other comprehensive income	37,744	24,243
Retained earnings	555,104	566,639
Total Shareholders' Equity	807,823	805,403
Commitments and contingent liabilities (Note 22)	-	-
Total Liabilities and Shareholders' Equity	$ 10,189,247	$ 9,395,429

See accompanying notes to consolidated financial statements.

Consolidated Statements of Income

BancorpSouth, Inc. and Subsidiaries

(In thousands, except per share amounts)	Years Ended December 31 2002	2001	2000
Interest Revenue			
Loans	$ 447,756	$ 509,464	$ 521,203
Deposits with other banks	279	521	1,175
Federal funds sold and securities purchased under agreement to resell	11,531	20,677	6,266
Held-to-maturity securities:			
Taxable	55,091	56,417	49,086
Tax-exempt	9,688	10,667	15,670
Available-for-sale securities:			
Taxable	54,066	50,848	68,740
Tax-exempt	8,636	8,500	3,907
Mortgages held for sale	3,371	3,381	3,111
Total interest revenue	590,418	660,475	669,158
Interest Expense			
Deposits	188,530	300,838	310,365
Federal funds purchased and securities sold under repurchase agreements	12,461	21,535	16,966
Other	17,901	8,720	19,552
Total interest expense	218,892	331,093	346,883
Net interest revenue	371,526	329,382	322,275
Provision for credit losses (Note 6)	29,411	22,259	26,166
Net interest revenue, after provision for credit losses	342,115	307,123	296,109
Other Revenue			
Mortgage lending	9,928	17,186	10,874
Service charges	49,249	42,759	40,472
Life insurance premiums	4,340	4,528	4,300
Trust income	7,021	6,929	6,700
Securities gains (losses), net	5,486	10,671	(15,632)
Insurance commissions	23,604	20,422	16,034
Other	32,611	31,498	27,707
Total other revenue	132,239	133,993	90,455
Other Expense			
Salaries and employee benefits (Notes 13 and 15)	171,104	155,680	133,855
Occupancy, net of rental income	21,658	20,529	18,343
Equipment	24,962	26,799	24,137
Telecommunications	7,827	8,693	7,234
Merger related	-	-	9,215
Other	86,847	83,612	81,443
Total other expense	312,398	295,313	274,227
Income before income taxes	161,956	145,803	112,337
Income tax expense (Note 12)	49,938	47,340	37,941
Net Income	$ 112,018	$ 98,463	$ 74,396
Net Income Per Share (Note 16): Basic	$ 1.40	$ 1.19	$ 0.88
Diluted	$ 1.39	$ 1.19	$ 0.88

See accompanying notes to consolidated financial statements.

Consolidated Statements of Shareholders' Equity and Comprehensive Income

BancorpSouth, Inc. and Subsidiaries

Years Ended December 31, 2002, 2001 and 2000

(Dollars in thousands, except per share amounts)	Common Stock Shares	Common Stock Amount	Capital Surplus	Accumulated Other Comprehensive Income	Retained Earnings	Total
Balance, December 31, 1999	85,655,416	$ 214,139	$ 70,581	$ (14,149)	$ 486,540	$ 757,111
Net income	-	-	-	-	74,396	74,396
Change in fair value of available-for-sale securities, net of tax effect of $16,969 (Note 17)	-	-	-	29,351	-	29,351
Comprehensive income	-	-	-	-	-	103,747
Business combinations (Note 2)	95,000	237	1,123	-	-	1,360
Other shares issued	271,074	677	1,001	-	(10)	1,668
Recognition of stock compensation	-	-	1,463	-	(1,065)	398
Purchase of stock	(1,978,150)	(4,945)	(25,501)	-	-	(30,446)
Cash dividends declared, $0.53 per share	-	-	-	-	(44,262)	(44,262)
Balance, December 31, 2000	84,043,340	210,108	48,667	15,202	515,599	789,576
Net income	-	-	-	-	98,463	98,463
Change in fair value of available-for-sale securities, net of tax effect of $5,765 (Note 17)	-	-	-	9,041	-	9,041
Comprehensive income	-	-	-	-	-	107,504
Shares issued	127,305	318	866	-	-	1,184
Recognition of stock compensation	56,000	140	935	-	(115)	960
Purchase of stock	(3,000,855)	(7,502)	(39,011)	-	-	(46,513)
Cash dividends declared, $0.57 per share	-	-	-	-	(47,308)	(47,308)
Balance, December 31, 2001	81,225,790	203,064	11,457	24,243	566,639	805,403
Net income	-	-	-	-	112,018	112,018
Change in fair value of available-for-sale securities, net of tax effect of $8,379 (Note 17)	-	-	-	13,501	-	13,501
Comprehensive income	-	-	-	-	-	125,519
Business combinations (Note 2)	599,626	1,500	9,230	-	-	10,730
Other shares issued	566,531	1,416	4,281	-	-	5,697
Recognition of stock compensation	28,000	70	2,343	-	459	2,872
Purchase of stock	(4,739,283)	(11,848)	(6,538)	-	(75,379)	(93,765)
Cash dividends declared, $0.61 per share	-	-	-	-	(48,633)	(48,633)
Balance, December 31, 2002	77,680,664	$ 194,202	$ 20,773	$ 37,744	$ 555,104	$ 807,823

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows

BancorpSouth, Inc. and Subsidiaries

(In thousands)	Years Ended December 31 2002	2001	2000
Operating Activities:			
Net income	$ 112,018	$ 98,463	$ 74,396
Adjustment to reconcile net income to net cash provided by operating activities:			
Provision for credit losses	29,411	22,259	26,166
Depreciation and amortization	26,528	27,328	22,697
Deferred taxes	16	3,452	(1,833)
Amortization of intangibles	1,783	3,744	3,741
Amortization of debt securities premium and discount, net	2,087	(1,190)	(1,464)
Security losses (gains), net	(5,486)	(10,671)	15,632
Net deferred loan origination expense	1,434	1,134	(4,576)
(Increase) decrease in interest receivable	1,745	4,246	(16,529)
Increase (decrease) in interest payable	(7,818)	(9,487)	9,682
Realized gain on student loans sold	(2,651)	(2,403)	(2,736)
Proceeds from mortgages sold	1,049,713	876,143	345,507
Origination of mortgages held for sale	(1,041,980)	(913,860)	(336,326)
Other, net	1,374	(3,913)	5,431
Net cash provided by operating activities	168,174	95,245	139,788
Investing Activities:			
Proceeds from calls and maturities of held-to-maturity securities	699,713	509,300	306,825
Proceeds from calls and maturities of available-for-sale securities	1,332,836	348,464	573,948
Proceeds from sales of held-to-maturity securities	5,278	51,212	308
Proceeds from sales of available-for-sale securities	661,246	766,110	719,568
Purchases of held-to-maturity securities	(788,020)	(649,328)	(416,789)
Purchases of available-for-sale securities	(2,522,523)	(1,142,904)	(1,163,648)
Net (increase) decrease in short-term investments	204,003	(130,586)	(102,050)
Proceeds from student loans sold	92,351	93,688	94,361
Net increase in loans	(432,005)	(91,143)	(661,807)
Purchases of premises and equipment	(27,934)	(44,912)	(49,188)
Proceeds from sale of premises and equipment	5,773	6,437	3,342
Other, net	(31,881)	(24,479)	61,859
Net cash used in investing activities	(801,163)	(308,141)	(633,271)
Financing Activities:			
Net increase in deposits	692,078	375,920	414,275
Net increase (decrease) in short-term debt and other liabilities	(22,662)	(27,018)	147,742
Advances on long-term debt	-	-	26,682
Repayment of long-term debt	(18,682)	(11,110)	(40,976)
Issuance of junior subordinated debt	121,063	-	-
Issuance of common stock	5,697	1,184	951
Purchase of common stock	(93,765)	(46,513)	(30,446)
Payment of cash dividends	(48,300)	(46,599)	(39,781)
Net cash provided by financing activities	635,429	245,864	478,447
Increase (Decrease) in Cash and Cash Equivalents	2,440	32,968	(15,036)
Cash and Cash Equivalents at Beginning of Year	359,543	326,575	341,611
Cash and Cash Equivalents at End of Year	$ 361,983	$ 359,543	$ 326,575

See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements

BancorpSouth, Inc. and Subsidiaries
December 31, 2002, 2001 and 2000

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements of BancorpSouth, Inc. (the "Company") have been prepared in conformity with accounting principles generally accepted in the United States of America and prevailing practices within the banking industry. In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheets and revenues and expenses for the periods reported. Actual results could differ significantly from those estimates. The Company and its subsidiaries are engaged in the business of banking and activities closely related to banking. The Company and its subsidiaries are subject to the regulations of certain federal and state agencies and undergo periodic examinations by those regulatory agencies. The following is a summary of the more significant accounting and reporting policies.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, BancorpSouth Bank (the "Bank"). All significant intercompany accounts and transactions have been eliminated in consolidation. Certain 2001 and 2000 amounts have been reclassified to conform with the 2002 presentation.

Cash Flow Statements

Cash equivalents include cash and amounts due from banks, including interest bearing deposits with other banks. The Company paid interest of approximately $226,710,000, $340,580,000 and $337,201,000 and income taxes of approximately $54,930,000, $48,081,000 and $42,131,000 for the years ended December 31, 2002, 2001 and 2000, respectively.

Securities

Securities are classified as either held-to-maturity, trading or available-for-sale. Held-to-maturity securities are debt securities that the Company has the ability and management has the positive intent to hold to maturity. They are reported at amortized cost. Trading securities are debt and equity securities that are bought and held principally for the purpose of selling them in the near term. They are reported at fair value, with unrealized gains and losses included in earnings. Available-for-sale securities are debt and equity securities not classified as either held-to-maturity securities or trading securities. They are reported at fair value, with unrealized gains and losses excluded from earnings and reported, net of tax, as a separate component of shareholders' equity until realized. Gains and losses on securities are determined on the identified certificate basis. Amortization of premium and accretion of discount are computed using the interest method. Changes in the valuation of securities which are considered other than temporary are recorded as losses in the period recognized.

Securities Purchased and Sold Under Agreement to Resell or Repurchase

The Bank has entered into a secured borrowing arrangement with the State of Mississippi whereby the Bank is required to provide collateral amounts of 102%, in U.S. Treasury or Government National Mortgage Association ("GNMA") securities, of the fair value and accrued income of the securities sold under repurchase agreements. The Bank has entered into third party lending arrangements, structured as securities purchased under agreements to resell, that mirror the collateral provisions of the agreement with the State of Mississippi, and provide for a fixed spread between the interest rate paid and earned by the Bank. The Bank remains responsible for repayment of the monies borrowed from the State of Mississippi.

Loans

Loans are recorded at the face amount of the notes reduced by collections of principal. Loans include net unamortized deferred origination costs. Unearned discount on discount-basis consumer loans and net deferred origination costs are recognized as income using a method which approximates the interest method. Interest is recorded monthly as earned on all other loans. Where doubt exists as to the collectibility of the loans, interest income is recorded as payment is received.

Provision and Allowance for Credit Losses

The provision for credit losses charged to expense is an amount that, in the judgment of management, is necessary to maintain the allowance for credit losses at a level that is adequate based on estimated probable losses on the Company's current portfolio of loans. Management's judgment is based on a variety of factors which include the Company's experience related to loan balances, charge-offs and recoveries, scrutiny of individual loans and risk factors, results of regulatory agency reviews of loans, and present economic conditions in the Company's market area. Material estimates that are particularly susceptible to significant change in the near term are a necessary part of this process. Future additions to the allowance may be necessary based on changes in economic conditions. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Company's allowance for credit losses. Such agencies may require the Company to recognize additions to the allowance based on their judgments about information available to them at the time of their examination.

Mortgages Held for Sale

Mortgages held for sale are recorded at the lower of aggregate cost or fair value as determined by current investor yield requirements.

Premises and Equipment

Premises and equipment are stated at cost, less accumulated depreciation and amortization. Provisions for depreciation and amortization, computed using straight-line and accelerated methods, are charged to expense over the shorter of the lease term or the estimated useful lives of the assets. Costs of major additions and improvements are capitalized. Expenditures for routine maintenance and repairs are charged to expense as incurred.

Other Real Estate Owned

Real estate acquired in settlement of loans is carried at the lower of cost or fair value, less selling costs. Fair value is based on independent appraisals and other relevant factors. At the time of acquisition, any excess of cost over fair value is charged to the allowance for credit losses. Gains and losses realized on sales are included in other revenue.

Mortgage Servicing Rights

Mortgage servicing rights are capitalized as assets by allocating the total cost incurred between the loan and the servicing rights based on their relative fair values. Fair values are determined using a valuation model that calculates the present value of future cash flows using prepayment assumptions based upon dealer consensus and discount rates based upon market indices at the date of determination. Capitalized mortgage servicing rights are being amortized in proportion to, and over the period of, the estimated net servicing income of the underlying asset. On a quarterly basis, capitalized mortgage servicing rights are evaluated for impairment based on the excess of the carrying amount of the mortgage servicing rights over their fair value. Impairment is recognized through a valuation allowance.

Pension Expense

The Company maintains a non-contributory defined benefit pension plan that covers all employees who qualify as to age and length of service. Net periodic pension expense is actuarially determined.

Stock-Based Compensation

At December 31, 2002, the Company has three stock-based employee compensation plans, which are described more fully in Note 15, Stock Incentive and Stock Option Plans. The Company accounts for those plans under the recognition and measurement principles of Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. No stock-based employee compensation cost is reflected in net income, as all options granted under those plans had an exercise price equal to the market value of the underlying common stock on the date of grant. The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of SFAS No. 123, "Accounting for Stock-Based Compensation," for the years ended December 31, 2002, 2001 and 2000.

(In thousands, except per share amounts)		2002	2001	2000
Net income, as reported		$ 112,018	$ 98,463	$ 74,396
Deduct: Stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects		(977)	(919)	(1,035)
Pro forma net income		$ 111,041	$ 97,544	$ 73,361
Basic earnings per share:	As reported	$ 1.40	$ 1.19	$ 0.88
	Pro forma	1.39	1.18	0.87
Diluted earnings per share:	As reported	$ 1.39	$ 1.19	$ 0.88
	Pro forma	1.38	1.18	0.86

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions used for grants in 2002, 2001 and 2000: expected options lives of 7 years for all three years; expected dividend yield of 3.10%, 3.70% and 3.00%; expected volatility of 22%, 23% and 23% and risk-free interest rates of 5.0%, 5.5% and 6.0%.

Certain of the Company's stock option plans contain provisions for stock appreciation rights ("SARs"). Accounting rules for SARs require the recognition of expense for appreciation in the market value of the Company's common stock or a reduction of expense in the event of a decline in the market value of the Company's common stock. See Note 15, Stock Incentive and Stock Option Plans, for further disclosures regarding SARs.

Derivative Instruments and Hedging Activities

The derivatives held by the Company are commitments to fund fixed-rate mortgage loans to customers and forward commitments to sell individual fixed-rate mortgage loans. The Company's objective in obtaining the forward commitments is to mitigate the interest rate risk associated with the commitments to fund the fixed-rate mortgage loans. Both the commitments to fund fixed-rate mortgage loans and the forward commitments are reported at fair value, with adjustments being recorded in current period earnings, and are not accounted for as hedges.

Recent Pronouncements

SFAS No. 141, "Business Combinations," requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001, as well as all purchase method business combinations completed after June 30, 2001. SFAS No. 141 also specifies certain criteria that intangible assets acquired in a purchase method business combination must meet to be recognized and reported separate from goodwill. SFAS No. 142, "Goodwill and Other Intangible Assets," requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead tested for impairment at least annually in accordance with the provisions of SFAS No. 142. SFAS No. 142 also requires that intangible assets with definite useful lives be amortized over their respective estimated useful lives to the estimated residual values, and reviewed for impairment in accordance with SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." SFAS No. 141 was adopted effective July 1, 2001 and SFAS No. 142 was adopted effective January 1, 2002. The adoption of SFAS No. 141 and SFAS No. 142 has had no material impact on the financial position or results of operations of the Company. See Note 8, Goodwill and Other Intangible Assets, for further disclosure.

SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," supersedes both SFAS No. 121 and the accounting and reporting provisions of APB Opinion No. 30, "Reporting the Results of Operations – Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions," for the disposal of a segment of a business (as previously defined in Opinion No. 30). SFAS No. 144 retains the fundamental provisions in SFAS No. 121 for recognizing and measuring impairment losses on long-lived assets held for use and long-lived assets to be disposed of by sale, while also resolving significant implementation issues associated with SFAS No. 121. For example, SFAS No. 144 provides guidance on how a long-lived asset that is used as part of a group should be evaluated for impairment, establishes criteria for when a long-lived asset is held for sale, and prescribes the accounting for a long-lived asset that will be disposed of other than by sale. SFAS No. 144 retains the basic provisions of Opinion No. 30 on how to present discontinued operations in the income statement but broadens that presentation to include a component of an entity (rather than a segment of a business).

Unlike SFAS No. 121, an impairment assessment under SFAS No. 144 will never result in a write down of goodwill. Rather, goodwill is evaluated for impairment under SFAS No. 142. This statement was adopted effective January 1, 2002 and has had no material impact on the financial position or results of operations of the Company.

In July 2002, SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities," was issued. SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recorded when it is incurred and can be measured at fair value. The statement is effective for exit or disposal activities that are initiated after December 31, 2002. The adoption of SFAS No. 146 is expected to have no material impact on the financial position or results of operations of the Company.

SFAS No. 147, "Acquisitions of Certain Financial Institutions," removes acquisitions of financial institutions, with the exception of transactions between two or more mutual enterprises, from the scope of both SFAS No. 72, "Accounting for Certain Acquisitions of Banking or Thrift Institutions," and FASB Interpretation No. 9, "Applying Accounting Principles Board Opinions No. 16 and 17 When a Savings and Loan Association or a Similar Institution Is Acquired in a Business Combination Accounted for by the Purchase Method." SFAS No. 147 requires that those transactions be accounted for in accordance with SFAS No. 141 and SFAS No. 142. In addition, SFAS No. 147 amends SFAS No. 144 to include in its scope long-term customer relationship intangible assets of financial institutions such as depositor and borrower relationship intangible assets and credit cardholder intangible assets. Consequently, these intangible assets must be evaluated for impairment just like other long-lived assets as required by SFAS No. 144. This statement was adopted effective October 1, 2002 and has had no material impact on the financial position or results of operations of the Company.

In November 2002, FASB Interpretation ("FIN") No. 45, "Guarantors Accounting and Disclosure Requirement for Guarantees, Including Indirect Guarantees of Indebtedness of Others," was issued. FIN No. 45 elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements regarding its obligations under certain guarantees that it has issued. The interpretation also clarifies the requirement of the guarantor to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The initial recognition and initial measurement provisions of this interpretation are effective on a prospective basis to guarantees issued or modified after December 31, 2002, irrespective of the guarantor's fiscal year-end. The disclosure requirements of this interpretation are effective for financial statements of interim and annual periods ending after December 15, 2002. The adoption of FIN No. 45 is expected to have no material impact on the financial position or results of operations of the Company.

Income Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. The Company, with the exception of the Bank's credit life insurance subsidiary, files a consolidated federal income tax return.

Other

Trust income is recorded on the cash basis as received, which results in an amount that does not differ materially from the amount that would be recorded under the accrual basis.

(2) BUSINESS COMBINATIONS

On August 31, 2000, First United Bancshares, Inc., a $2.7 billion bank holding company headquartered in El Dorado, Arkansas, merged with and into the Company. Pursuant to the merger, First United Bancshares' subsidiary banks and trust company merged into the Bank. Each share of stock of First United Bancshares was converted into 1.125 shares of the Company's common stock, which resulted in the Company issuing a total of 28,489,225 shares of common stock to the former First United Bancshares shareholders. This transaction was accounted for as a pooling of interests and the Company's financial statements for all periods presented include the consolidated accounts of First United Bancshares.

On October 10, 2000, the Pittman Insurance Agency and the Kilgore, Seay and Turner Insurance Agency, each based in Jackson, Mississippi, merged with and into BancorpSouth Insurance Services, Inc., a subsidiary of the Bank. Consideration given to complete these transactions consisted of an aggregate of cash in the amount of $3,065,000 and 95,000 shares of the Company's common stock. These transactions were accounted for as purchases and, accordingly, their results of operations have been included since the date of acquisition. These acquisitions were not material to the results of operations of the Company.

On October 31, 2000, Texarkana First Financial Corporation, a $218 million savings and loan holding company headquartered in Texarkana, Arkansas, merged with and into the Company. Pursuant to the merger, Texarkana First Financial Corporation's subsidiary, First Federal Savings and Loan Association of Texarkana, merged into the Bank. Consideration paid to complete this transaction consisted of cash in the aggregate amount of $37,500,000. This transaction was accounted for as a purchase and, accordingly, the results of operations have been included since the date of acquisition. This acquisition was not material to the results of operations of the Company.

On February 28, 2002, Pinnacle Bancshares, Inc., a $130 million bank holding company headquartered in Little Rock, Arkansas, merged with and into the Company. Pursuant to the merger, Pinnacle Bancshare's subsidiary, Pinnacle Bank, merged into the Bank. Consideration paid to complete this transaction consisted of 554,602 shares of common stock in addition to cash paid to the Pinnacle shareholders in the aggregate amount of $9,524,000. This transaction was accounted for as a purchase and, accordingly, the results of operations have been included since the date of acquisition. This acquisition was not material to the results of operations of the Company.

On May 3, 2002, certain assets of First Land and Investment Company were purchased by the Company. Consideration paid to complete this transaction consisted of 45,024 shares of the Company's common stock. This transaction was accounted for as a purchase and, accordingly, the results of operations have been included since the date of acquisition. This acquisition was not material to the results of operations of the Company.

(3) HELD-TO-MATURITY SECURITIES

A comparison of amortized cost and estimated fair values of held-to-maturity securities as of December 31, 2002 and 2001 follows:

	2002			
(In thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
U.S. Treasury	$ 28,406	$ 1,008	$ -	$ 29,414
U.S. Government agencies and corporations	895,681	38,009	15	933,675
Obligations of states and political subdivisions	199,975	7,996	273	207,698
Other	69,313	3,482	348	72,447
Total	$1,193,375	$ 50,495	$ 636	$1,243,234

	2001			
(In thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
U.S. Treasury	$ 23,034	$ 990	$ -	$ 24,024
U.S. Government agencies and corporations	798,887	32,528	143	831,272
Obligations of states and political subdivisions	213,497	4,781	953	217,325
Other	75,045	1,011	344	75,712
Total	$1,110,463	$ 39,310	$ 1,440	$1,148,333

Gross gains of $310,000 and gross losses of $129,000 were recognized in 2002, gross gains of $767,000 and gross losses of $29,000 were recognized in 2001 and gross gains of $33,000 and gross losses of $172,000 were recognized in 2000 on held-to-maturity securities. Except for the following, these gains and losses were the result of held-to-maturity securities being called prior to maturity. Included in the 2002 amounts is a gross loss of $44,000 related to the sale of a held-to-maturity security with an amortized cost of $5,322,000. This security was sold because of deterioration in the issuer's creditworthiness. Included in the 2001 amounts is a gross gain of $218,000 related to the sale of held-to-maturity securities with amortized cost of $45,682,000. These securities were sold because the actual maturity date was within 90 days of the sale date.

Held-to-maturity securities with a carrying value of approximately $806,000,000 at December 31, 2002 were pledged to secure public and trust funds on deposit and for other purposes. Included in held-to-maturity securities at December 31, 2002 were securities with a carrying value of $138.0 million issued by the State of Mississippi and securities with a carrying value of $24.9 million issued by the State of Arkansas.

The amortized cost and estimated fair value of held-to-maturity securities at December 31, 2002 by contractual maturity are shown below. Actual maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	2002	
(In thousands)	**Amortized Cost**	**Estimated Fair Value**
Due in one year or less	$ 160,613	$ 163,644
Due after one year through five years	758,379	785,758
Due after five years through ten years	209,288	226,390
Due after ten years	65,095	67,442
Total	$1,193,375	$1,243,234

(4) AVAILABLE-FOR-SALE SECURITIES

A comparison of amortized cost and estimated fair values of available-for-sale securities as of December 31, 2002 and 2001 follows:

	2002			
(In thousands)	**Amortized Cost**	**Gross Unrealized Gains**	**Gross Unrealized Losses**	**Estimated Fair Value**
U.S. Treasury	$ 299	$ 33	$ -	$ 332
U.S. Government agencies and corporations	1,325,432	52,179	103	1,377,508
Obligations of states and political subdivisions	178,036	6,461	244	184,253
Preferred stock	47,343	217	291	47,269
Other	29,757	3,126	73	32,810
Total	$1,580,867	$ 62,016	$ 711	$1,642,172

	2001			
(In thousands)	**Amortized Cost**	**Gross Unrealized Gains**	**Gross Unrealized Losses**	**Estimated Fair Value**
U.S. Treasury	$ 7,296	$ 87	$ -	$ 7,383
U.S. Government agencies and corporations	785,589	36,453	435	821,607
Obligations of states and political subdivisions	177,283	2,360	1,836	177,807
Preferred stock	42,343	195	26	42,512
Other	31,255	2,704	77	33,882
Total	$1,043,766	$ 41,799	$ 2,374	$1,083,191

Gross gains of $5,448,000 and gross losses of $143,000 were recognized in 2002, gross gains of $10,856,000 and gross losses of $923,000 were recognized in 2001 and gross gains of $549,000 and gross losses of $16,042,000 were recognized in 2000 on available-for-sale securities.

Available-for-sale securities with a carrying value of approximately $901,000,000 at December 31, 2002 were pledged to secure public and trust funds on deposit and for other purposes. Included in available-for-sale securities at December 31, 2002, were securities with a carrying value of $73.6 million issued by the State of Mississippi and securities with a carrying value of $82.9 million issued by the State of Arkansas.

The amortized cost and estimated fair value of available-for-sale securities at December 31, 2002 by contractual maturity are shown below. Actual maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties. Equity securities are considered as maturing after 10 years unless they have a repricing feature.

	2002	
(In thousands)	Amortized Cost	Estimated Fair Value
Due in one year or less	$ 127,180	$ 128,959
Due after one year through five years	1,060,860	1,107,380
Due after five years through ten years	192,623	202,629
Due after ten years	200,204	203,204
Total	$1,580,867	$1,642,172

(5) LOANS

A summary of loans classified by collateral type at December 31, 2002 and 2001 follows:

(In thousands)	2002	2001
Commercial and agricultural	$ 716,891	$ 691,463
Consumer and installment	727,083	865,188
Real estate mortgage	4,650,455	4,248,467
Lease financing	311,769	291,116
Other	29,070	30,811
Total	$ 6,435,268	$ 6,127,045

Non-performing loans consist of both non-accrual loans and loans which have been restructured (primarily in the form of reduced interest rates) because of the borrower's weakened financial condition. The aggregate principal balance of non-accrual loans was $10,514,000 and $10,825,000 at December 31, 2002 and 2001, respectively. Restructured loans totaled $20,000 and $40,000 at December 31, 2002 and 2001, respectively.

The total amount of interest earned on non-performing loans was approximately $274,000, $493,000 and $263,000 in 2002, 2001 and 2000, respectively. The gross interest income which would have been recorded under the original terms of those loans amounted to $936,000, $1,402,000 and $878,000 in 2002, 2001 and 2000, respectively.

Loans considered impaired, under SFAS No. 114, "Accounting by Creditors for Impairment of a Loan," as amended by SFAS No. 118, "Accounting by Creditors for Impairment of a Loan – Income Recognition and Disclosures," are loans which, based on current information and events, it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement. The Company's recorded investment in loans considered impaired at December 31, 2002 and 2001 was $18,871,000 and $17,578,000, respectively, with a valuation allowance of $7,095,000 and $6,546,000, respectively. The average recorded investment in impaired loans during 2002 and 2001 was $19,408,000 and $19,065,000, respectively.

(6) ALLOWANCE FOR CREDIT LOSSES

The following summarizes the changes in the allowance for credit losses for the years ended December 31, 2002, 2001 and 2000:

(In thousands)	2002	2001	2000
Balance at beginning of year	$ 83,150	$ 81,730	$ 74,232
Provision charged to expense	29,411	22,259	26,166
Recoveries	3,461	4,050	4,972
Loans charged off	(29,376)	(24,889)	(24,606)
Acquisitions	1,229	-	966
Balance at end of year	$ 87,875	$ 83,150	$ 81,730

(7) PREMISES AND EQUIPMENT

A summary by asset classification at December 31, 2002 and 2001 follows:

(In thousands)	Estimated Useful Life Years	2002	2001
Land	N/A	$ 35,274	$ 33,447
Buildings and improvements	20-50	164,210	158,952
Leasehold improvements	10-20	5,811	6,007
Equipment, furniture and fixtures	3-12	176,428	159,279
Construction in progress	N/A	11,328	12,710
Subtotal		393,051	370,395
Accumulated depreciation and amortization		182,868	158,819
Premises and equipment, net		$ 210,183	$ 211,576

(8) GOODWILL AND OTHER INTANGIBLE ASSETS

The following table presents the changes in the carrying amount of goodwill for the years ended December 31, 2002 and 2001:

		2002	
(In thousands)	Community Banking	General Corporate and Other	Total
Balance as of January 1, 2002	$ 27,495	$ 39	$ 27,534
Goodwill reclassified as other identifiable intangible	(3,177)	-	(3,177)
Goodwill acquired during the year	8,105	-	8,105
Balance as of December 31, 2002	$ 32,423	$ 39	$ 32,462

		2001	
(In thousands)	Community Banking	General Corporate and Other	Total
Balance as of January 1, 2001	$ 30,376	$ 39	$ 30,415
Amortization of goodwill	(3,013)	-	(3,013)
Adjustment to goodwill	132	-	132
Balance as of December 31, 2001	$ 27,495	$ 39	$ 27,534

The following table presents information regarding the components of the Company's identifiable intangible assets for the years ended December 31, 2002 and 2001:

	Year ended December 31, 2002		Year ended December 31, 2001	
(In thousands)	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Amortized intangible assets:				
Core deposit intangibles	$ 11,549	$ 4,192	$ 9,299	$ 2,689
Customer lists	4,877	601	4,904	321
Mortgage servicing rights	77,615	29,164	64,852	20,532
Total	$ 94,041	$ 33,957	$ 79,055	$ 23,542

	Year ended December 31	
(In thousands)	2002	2001
Aggregate amortization expense for:		
Core deposit intangibles	$ 1,503	$ 453
Customer lists	280	279
Mortgage servicing rights	8,632	6,627
Total	$ 10,415	$ 7,359

(In thousands)	Core Deposit Intangible	Customer Lists	Mortgage Servicing Rights	Total
Estimated amortization expense:				
For the year ended December 31, 2003	$ 1,372	$ 280	$ 5,500	$ 7,152
For the year ended December 31, 2004	1,280	280	5,200	6,760
For the year ended December 31, 2005	1,197	280	5,000	6,477
For the year ended December 31, 2006	1,113	280	4,700	6,093
For the year ended December 31, 2007	851	280	4,500	5,631

The following table provides the transitional disclosures required under SFAS No. 142 for the Company's goodwill and other intangible assets:

	For the year ended December 31		
(In thousands, except per share amounts)	2002	2001	2000
Reported net income	$ 112,018	$ 98,463	$ 74,396
Add back: Goodwill amortization	-	3,013	3,244
Adjusted net income	$ 112,018	$ 101,476	$ 77,640
Basic earnings per share:			
Reported net income	$ 1.40	$ 1.19	$ 0.88
Goodwill amortization	-	0.04	0.04
Adjusted net income	$ 1.40	$ 1.23	$ 0.92
Diluted earnings per share:			
Reported net income	$ 1.39	$ 1.19	$ 0.88
Goodwill amortization	-	0.04	0.04
Adjusted net income	$ 1.39	$ 1.23	$ 0.92

(9) TIME DEPOSITS AND SHORT-TERM DEBT

Certificates of deposit and other time deposits of $100,000 or more amounting to approximately $1,818,159,000 and $1,415,351,000 were outstanding at December 31, 2002 and 2001, respectively. Total interest expense relating to certificate and other time deposits of $100,000 or more totaled approximately $50,191,000, $75,015,000 and $77,077,000 for the years ended December 31, 2002, 2001 and 2000, respectively.

For time deposits with a remaining maturity of more than one year at December 31, 2002, the aggregate amount of maturities for each of the following five years is presented in the following table:

Maturing in	**Amount** *(In thousands)*
2004	$ 621,924
2005	203,207
2006	83,448
2007	226,017
2008	303
Thereafter	1,878
Total	$1,136,777

Presented below is information relating to short-term debt for the years ended December 31, 2002 and 2001:

	End of Period		**Daily Average**		**Maximum Outstanding At Any Month End**
(Dollars in thousands)	**Balance**	**Interest Rate**	**Balance**	**Interest Rate**	
2002:					
Federal funds purchased	$ 1,300	0.9%	$ 3,412	1.6%	$ 15,900
Flex-repos purchased	134,508	4.7%	141,882	5.6%	163,898
Securities sold under repurchase agreements	321,581	1.1%	309,012	1.5%	356,198
Short-term Federal Home Loan Bank advances	-	-	1,337	4.3%	4,000
Total	$ 457,389		$ 455,643		$ 539,996
2001:					
Federal funds purchased	$ -	-	$ 621	5.7%	$ 400
Flex-repos purchased	168,511	5.6%	186,841	5.7%	198,085
Securities sold under repurchase agreements	305,401	1.4%	313,299	3.5%	339,462
Total	$ 473,912		$ 500,761		$ 537,947

Federal funds purchased generally mature the day following the date of purchase while securities sold under repurchase agreements generally mature within 30 days from the date of sale. At December 31, 2002, the Bank had established informal federal funds borrowing lines of credit aggregating $300,000,000.

(10) LONG-TERM DEBT

The Bank has entered into a blanket floating lien security agreement with the Federal Home Loan Bank ("FHLB") of Dallas. Under the terms of this agreement, the Bank is required to maintain sufficient collateral to secure borrowings in an aggregate amount of the lesser of 75% of the book value (unpaid principal balance) of the Bank's eligible mortgage loans pledged as collateral or 35% of the Bank's assets.

At December 31, 2002, the following FHLB fixed term advances were repayable as follows:

Final due date	**Interest rate**	**Amount** (In thousands)
2005	6.32%	$ 5,000
2008 and beyond	5.86% – 7.19%	134,757
Total		$ 139,757

(11) TRUST PREFERRED SECURITIES

On January 28, 2002, BancorpSouth Capital Trust I (the "Trust"), a business trust which is treated as a subsidiary of the Company for financial reporting purposes, issued 5,000,000 shares of 8.15% trust preferred securities, $25 face value per share, due January 28, 2032 and callable at the option of the Company after January 28, 2007. Payment of distributions on the trust preferred securities is guaranteed by the Company, but only to the extent the Trust has funds legally and immediately available to make such distributions. The Trust invested the net proceeds of $121,062,500 in the 8.15% Junior Subordinated Debt Securities issued by the Company, which will mature on January 28, 2032. The net proceeds to the Company from the issuance of its Junior Subordinated Debt Securities to the Trust were used for general corporate purposes, including repurchase of shares of its outstanding common stock.

(12) INCOME TAXES

Total income taxes for the years ended December 31, 2002, 2001 and 2000 are allocated as follows:

(In thousands)	2002	2001	2000
Income from continuing operations	$ 49,938	$ 47,340	$ 37,941
Shareholders' equity for other comprehensive income	8,379	5,765	16,969
Shareholders' equity for stock option plans	(1,895)	(314)	(510)
Total	$ 56,422	$ 52,791	$ 54,400

The components of income tax expense (credit) attributable to continuing operations are as follows for the years ended December 31, 2002, 2001 and 2000:

(In thousands)	2002	2001	2000
Current:			
Federal	$ 46,916	$ 37,004	$ 35,790
State	3,006	6,884	3,984
Deferred:			
Federal	14	2,911	(1,593)
State	2	541	(240)
Total	$ 49,938	$ 47,340	$ 37,941

Income tax expense differs from the amount computed by applying the U.S. federal income tax rate of 35% to income before income taxes due to the following:

(In thousands)	2002	2001	2000
Tax expense at statutory rates	$ 56,684	$ 51,031	$ 39,318
Increase (decrease) in taxes resulting from:			
State income taxes, net of federal tax benefit	1,955	4,826	2,434
Tax-exempt interest revenue	(7,625)	(6,606)	(7,284)
Non-deductible merger expenses	-	-	2,050
Other, net	(1,076)	(1,911)	1,423
Total	$ 49,938	$ 47,340	$ 37,941

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2002 and 2001 are as follows:

(In thousands)	2002	2001
Deferred tax assets:		
Loans, principally due to allowance for credit losses	$ 38,515	$ 34,447
Accrued liabilities, principally due to compensation arrangements and vacation accruals	8,291	7,010
Net operating loss carryforwards	489	559
Total gross deferred tax assets	47,295	42,016
Less: valuation allowance	-	-
Deferred tax assets	$ 47,295	$ 42,016
Deferred tax liabilities:		
Premises and equipment, principally due to differences in depreciation and lease transactions	$ 34,559	$ 28,661
Other assets, principally due to expense recognition	3,783	1,247
Investments, principally due to interest income recognition	5,302	4,129
Capitalization of mortgage servicing rights	5,296	9,513
Unrealized gains on available-for-sale securities	23,397	15,018
Total gross deferred tax liabilities	72,337	58,568
Net deferred tax liabilities	$ (25,042)	$ (16,552)

Based upon the level of historical taxable income and projections for future taxable income over the periods which the deferred tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of these deductible differences existing at December 31, 2002.

At December 31, 2002, the Company has net operating loss carryforwards related to business combinations for federal income tax purposes of approximately $1,278,000 that are available to offset future federal taxable income, subject to various limitations, through 2009.

(13) PENSION AND PROFIT SHARING PLANS

The Company maintains a noncontributory defined benefit pension plan managed by a trustee covering substantially all full-time employees who have at least one year of service and have attained the age of 21. Benefits are based on years of service and the employee's compensation. The Company's funding policy is to contribute to the pension plan the amount that meets the minimum funding requirements set forth in the Employee Retirement Income Security Act of 1974, plus such additional amounts as the Company determines to be appropriate. The difference between the pension cost included in current income and the funded amount is included in other assets or other liabilities, as appropriate. Actuarial assumptions are evaluated periodically.

The BancorpSouth, Inc. Restoration Plan (the "Restoration Plan") provides for the payment of retirement benefits to certain participants in the BancorpSouth, Inc. Retirement Plan (the "Basic Plan"). The Restoration Plan covers any employee whose benefit under the Basic Plan is limited by the provisions of the Internal Revenue Code of 1986 and any employee who elects to participate in the BancorpSouth, Inc. Deferred Compensation Plan, thereby reducing their benefit under the Basic Plan. The Company has a nonqualified supplemental retirement plan for certain key employees. Benefits commence when the employee retires and are payable over a period of 10 years.

A summary of the defined benefit retirement plans at and for the years ended December 31, 2002, 2001 and 2000 follows:

(In thousands)	2002	2001	2000
Change in benefit obligation:			
Projected benefit obligation at beginning of year	$ 55,100	$ 49,371	$ 38,808
Service cost	3,865	3,220	1,998
Interest cost	3,977	3,516	3,096
Amendments	-	1,420	779
Actuarial loss	5,356	825	6,828
Benefits paid	(5,166)	(3,252)	(2,138)
Projected benefit obligation at end of year	$ 63,132	$ 55,100	$ 49,371
Change in plan assets:			
Fair value of plan assets at beginning of year	$ 42,651	$ 45,609	$ 48,095
Actual return on assets	(2,453)	294	(348)
Employer contributions	7,145	-	-
Benefits paid	(5,166)	(3,252)	(2,138)
Fair value of plan assets at end of year	$ 42,177	$ 42,651	$ 45,609
Funded status:			
Projected benefit obligation	$ (63,132)	$ (55,100)	$ (49,371)
Fair value of plan assets	42,177	42,651	45,609
Unrecognized transition amount	220	238	254
Unrecognized prior service cost	3,120	3,319	2,016
Unrecognized loss	16,216	4,624	89
Net amount recognized	$ (1,399)	$ (4,268)	$ (1,403)
Components of net periodic pension cost:			
Service cost	$ 3,865	$ 3,220	$ 1,998
Interest cost	3,977	3,516	3,096
Expected return on assets	(3,882)	(4,045)	(3,289)
Amortization of unrecognized transition amount	17	17	16
Recognized prior service cost	199	117	117
Recognized net (gain) loss	100	40	(745)
Net periodic pension cost	$ 4,276	$ 2,865	$ 1,193

Plan assets consist primarily of listed bonds and commingled funds. The assumptions used for measuring net periodic pension cost for the years ended December 31, 2002, 2001 and 2000 are presented in the following table.

	2002	2001	2000
Discount rate	6.75%	7.25%	7.75%
Rate of compensation increase	4.00%	4.00%	4.00%
Expected rate of return on plan assets	9.00%	9.00%	9.00%

The Company has a deferred compensation plan (commonly referred to as a "401(k) Plan"), whereby employees may contribute a portion of their compensation, as defined in the 401(k) Plan, subject to the limitations as established by the Internal Revenue Code. Employee contributions (up to 5% of defined compensation) are matched dollar-for-dollar by the Company. Under the terms of the plan, contributions matched by the Company are used to purchase shares of Company common stock at prevailing market prices. During 2002, the 401(k) Plan was amended to permit employees to diversify their holdings of shares of Company common stock by selling some or all of their shares of Company common stock and reinvesting the proceeds in other investments. Plan expense for the years ended December 31, 2002, 2001 and 2000 was $4,733,000, $4,191,000 and $3,507,000, respectively.

(14) FAIR VALUE OF FINANCIAL INSTRUMENTS

SFAS No. 107, "Disclosures about Fair Value of Financial Instruments," requires that the Company disclose estimated fair values for its financial instruments. Fair value estimates, methods and assumptions are set forth below for the Company's financial instruments.

Securities

The carrying amounts for short-term securities approximate fair value because of their short-term maturity (90 days or less) and present no unexpected credit risk. The fair value of most longer-term securities is estimated based on market prices or dealer quotes. See Note 3, Held-to-Maturity Securities, and Note 4, Available-for-Sale Securities, for fair values.

Loans

Fair values are estimated for portfolios of loans with similar financial characteristics. The fair value of loans is calculated by discounting scheduled cash flows through the estimated maturity using rates currently available that reflect the credit and interest rate risk inherent in the loan. Assumptions regarding credit risk, cash flows and discount rates are judgmentally determined using available market information and specific borrower information.

Average maturity represents the expected average cash flow period, which in some instances is different than the stated maturity. Management has made estimates of fair value discount rates that are believed to be reasonable. However, because there is no market for many of these financial instruments, management has no basis to determine whether the fair value presented would be indicative of the value negotiated in an actual sale. New loan rates were used as the discount rate on new loans of the same type, credit quality and maturity.

Deposit Liabilities

Under SFAS No. 107, the fair value of deposits with no stated maturity, such as non-interest bearing demand deposits, interest bearing demand deposits and savings, is equal to the amount payable on demand as of December 31, 2002 and 2001. The fair value of certificates of deposit is based on the discounted value of contractual cash flows. The discount rate is estimated using the rates currently offered for deposits of similar maturities.

Debt

The carrying amounts for federal funds purchased and repurchase agreements approximate fair value because of their short-term maturity. The fair value of the Company's fixed-term FHLB advances is based on the discounted value of contractual cash flows. The discount rate is estimated using the rates currently available for advances of similar maturities.

Derivative Instruments

The Company has commitments to fund fixed-rate mortgage loans and forward commitments to sell individual fixed-rate mortgage loans. The fair value of these derivative instruments is based on observable market price. See Note 22, Commitments and Contingent Liabilities, for additional fair value information regarding these instruments.

Lending Commitments

The Company's lending commitments are negotiated at current market rates and are relatively short-term in nature. As a matter of policy, the Company generally makes commitments for fixed-rate loans for relatively short periods of time; therefore, the estimated value of the Company's lending commitments approximates the carrying amount and is immaterial to the financial statements. See Note 22, Commitments and Contingent Liabilities, for additional information regarding lending commitments.

The following table presents carrying and fair value information at December 31, 2002 and 2001:

	2002		2001	
(In thousands)	Carrying Value	Fair Value	Carrying Value	Fair Value
Assets:				
Cash and due from banks	$ 356,976	$ 356,976	$ 341,513	$ 341,513
Interest bearing deposits with other banks	5,007	5,007	18,030	18,030
Held-to-maturity securities	1,193,375	1,243,234	1,110,463	1,148,333
Available-for-sales securities	1,642,172	1,642,172	1,083,191	1,083,191
Federal funds sold and securities purchased under agreement to resell	139,508	139,508	343,511	343,511
Loans, net of unearned discount	6,389,385	6,511,829	6,073,200	6,191,528
Mortgages held for sale	57,804	58,782	65,537	65,537
Liabilities:				
Noninterest bearing deposits	1,183,127	1,183,127	1,108,499	1,108,499
Savings and interest bearing deposits	3,280,723	3,280,723	3,069,380	3,069,380
Other time deposits	4,085,068	4,154,200	3,678,961	3,740,105
Federal funds purchased and securities sold under repurchase agreements	457,389	457,389	473,912	473,912
Long-term debt and other borrowings	265,849	282,854	143,267	142,084
Derivative instruments:				
Forward commitments	(1,400)	(1,400)	1,500	1,500
Commitments to fund	$ 1,100	$ 1,100	$ (69)	$ (69)

(15) STOCK INCENTIVE AND STOCK OPTION PLANS

In 1995, the Company issued 60,000 shares of common stock to a key employee. The shares vested over a 10-year period subject to the Company meeting certain performance goals. This employee terminated his employment with the Company during 2002. The Company retired the 18,000 unearned shares in 2002 and there was no compensation expense associated with this award in 2002. The compensation expense associated with this award was $51,600 for 2001 and 2000.

In 1998, the Company issued 70,000 shares of common stock to a key employee and, in 2002, an additional 56,000 shares were issued. The remaining shares vest over a 5-year period subject to the Company meeting certain performance goals. The unearned shares are held in escrow and totaled 70,000 at December 31, 2002. The compensation expense associated with this award was $305,800 for each of the years in the three-year period ended December 31, 2002.

In 2000, the Company issued 100,000 shares of common stock to a key employee. The remaining shares vest over a 3-year period subject to the Company meeting certain performance goals. The unearned shares are held in escrow and totaled 60,000 at December 31, 2002. The compensation expense associated with this award was $292,500 for each of the years in the three-year period ended December 31, 2002.

In 2002, the Company issued 28,000 shares of common stock to key employees. The shares vest over a three-year period subject to attainment of certain performance goals by the employees. The unearned shares are held in escrow and totaled 28,000 at December 31, 2002.

Key employees and directors of the Company and its subsidiaries have been granted stock options and SARs under the Company's 1990, 1994 and 1995 stock incentive plans. The 1994 and 1995 stock incentive plans were amended in 1998 to eliminate SARs and to allow a limited number of restricted stock awards. All options and SARs granted pursuant to these plans have an exercise price equal to the market value on the date of the grant and are exercisable over periods of one to ten years. At December 31, 2002, the Company had outstanding 277,009 SARs exercisable in conjunction with certain of the options outstanding. The Company recorded compensation expense of $1,329,000 and $1,903,000 in 2002 and 2001, respectively, and a reduction in compensation expense of $1,844,000 in 2000, related to the SARs because of the changes in market value of the Company's common stock.

In 1998, the Company adopted a stock plan through which a minimum of 50% of the compensation payable to each director is paid in the form of the Company's common stock effective January 1, 1999. Directors may elect under the plan to receive up to 100% of their compensation in the form of common stock.

A summary of the status of the Company's stock options outstanding as of December 31, 2002, 2001 and 2000, and changes during the years ended on those dates is presented below:

	2002		2001		2000	
Options	**Shares**	**Weighted-Average Exercise Price**	**Shares**	**Weighted-Average Exercise Price**	**Shares**	**Weighted-Average Exercise Price**
Outstanding at beginning of year	2,758,534	$ 14.51	2,509,102	$ 14.08	2,194,934	$ 13.74
Granted	534,221	16.85	400,000	15.48	539,298	13.01
Exercised	(567,900)	10.06	(127,606)	9.31	(196,530)	6.71
Expired or cancelled	(61,418)	16.67	(22,962)	14.67	(28,600)	19.10
Outstanding at end of year	2,663,437	$ 15.88	2,758,534	$ 14.51	2,509,102	$ 14.08
Exercisable at end of year	1,905,713		2,043,197		1,873,802	

For options granted in 2002, 2001 and 2000, the weighted-average fair values as of the grant date were $4.40, $3.44 and $2.64, respectively.

The following table summarizes information about stock options at December 31, 2002:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	**Number Outstanding**	**Weighted-Avg Remaining Life**	**Weighted-Avg Exercise Price**	**Number Exercisable**	**Weighted-Avg Exercise Price**
$ 6.30 to $ 9.38	206,382	1.6 years	$ 8.43	206,382	$ 8.43
$ 11.06 to $ 14.98	827,533	5.5	12.73	718,376	12.68
$ 15.06 to $ 17.69	767,654	7.4	16.41	544,087	16.79
$ 19.18 to $ 22.50	861,868	7.6	20.21	436,868	20.96
$ 6.30 to $ 22.50	2,663,437	6.4	$ 15.88	1,905,713	$ 15.29

(16) EARNINGS PER SHARE AND DIVIDEND DATA

The computation of basic earnings per share is based on the weighted average number of common shares outstanding. The computation of diluted earnings per share is based on the weighted average number of common shares outstanding plus the shares resulting from the assumed exercise of all outstanding stock options using the treasury stock method. The following table provides a reconciliation of the numerators and denominators of the basic and diluted earnings per share computations for the years ended December 31, 2002, 2001 and 2000:

(In thousands, except per share amounts)	2002 Income (Numerator)	2002 Shares (Denominator)	2002 Per Share Amount	2001 Income (Numerator)	2001 Shares (Denominator)	2001 Per Share Amount	2000 Income (Numerator)	2000 Shares (Denominator)	2000 Per Share Amount
Basic EPS:									
Income available to common shareholders	$ 112,018	79,926	$ 1.40	$ 98,463	82,539	$ 1.19	$ 74,396	84,474	$ 0.88
Effect of dilutive stock options	-	555		-	440		-	337	
Diluted EPS:									
Income available to common shareholders plus assumed exercise	$ 112,018	80,481	$ 1.39	$ 98,463	82,979	$ 1.19	$ 74,396	84,811	$ 0.88

Dividends to shareholders are paid from dividends paid to the Company by the Bank which are subject to approval by the applicable state regulatory authority. At December 31, 2002, the Bank could have paid dividends to the Company of $291,000,000 under current regulatory guidelines.

(17) OTHER COMPREHENSIVE INCOME

The following table presents the components of other comprehensive income and the related tax effects allocated to each component for the years ended December 31, 2002, 2001 and 2000:

(In thousands)	2002 Before tax amount	2002 Tax (expense) benefit	2002 Net of tax amount	2001 Before tax amount	2001 Tax (expense) benefit	2001 Net of tax amount	2000 Before tax amount	2000 Tax (expense) benefit	2000 Net of tax amount
Unrealized gains on securities:									
Unrealized gains (losses) arising during holding period	$ 27,184	$ (10,409)	$ 16,775	$ 24,739	$ (9,564)	$ 15,175	$ 30,827	$(11,042)	$ 19,785
Reclassification adjustment for net losses (gains) realized in net income	(5,304)	2,030	(3,274)	(9,933)	3,799	(6,134)	15,493	(5,927)	9,566
Other comprehensive income (loss)	$ 21,880	$ (8,379)	$ 13,501	$ 14,806	$ (5,765)	$ 9,041	$ 46,320	$(16,969)	$ 29,351

(18) RELATED PARTY TRANSACTIONS

The Bank has made, and expects in the future to continue to make in the ordinary course of business, loans to directors and executive officers of the Company and their affiliates. In management's opinion, these transactions with directors and executive officers were made on substantially the same terms as those prevailing at the time for comparable transactions with other persons and did not involve more than normal risk of collectibility or present any other unfavorable features. An analysis of such outstanding loans is as follows:

(In thousands)	Amount
Loans outstanding at December 31, 2001	$ 24,742
New loans	17,521
Repayments	(13,621)
Changes in directors and executive officers	(765)
Loans outstanding at December 31, 2002	$ 27,877

(19) CAPITALIZED MORTGAGE SERVICING RIGHTS

Originated mortgage servicing rights ("OMSRs"), as well as purchased mortgage servicing rights ("PMSRs"), are capitalized as assets by allocating the total cost incurred between the loan and the servicing rights based on their relative fair values. To determine the fair value of the servicing rights created, the Company uses a valuation model that calculates the present value of future cash flows. The significant assumptions utilized by the valuation model are prepayment assumptions based upon dealer consensus and discount rates based upon market indices at the date of determination. PMSRs and OMSRs are being amortized in proportion to, and over the period of, the estimated net servicing income. Capitalized mortgage servicing rights are evaluated for impairment based on the excess of the carrying amount of the mortgage servicing rights over their fair value. A quarterly value impairment analysis is performed using a discounted methodology that is disaggregated by predominant risk characteristics. The Company has determined those risk characteristics to include: note rate, note term and loan type based on 1) loan guarantee [i.e., conventional or government], and 2) interest characteristic [i.e., fixed-rate or adjustable-rate]. In measuring impairment, the carrying amount is based on one or more predominant risk characteristics of the underlying loans. Impairment is recognized through a valuation allowance for each individual stratum.

The following is a summary of capitalized mortgage servicing rights, net of accumulated amortization, and a valuation allowance for impairment:

(In thousands)	2002	2001	2000
Balance at beginning of year	$ 44,320	$ 37,175	$ 35,267
Mortgage servicing rights capitalized	13,316	13,772	7,333
Mortgage servicing rights sold	(553)	-	-
Amortization expense	(8,632)	(6,627)	(5,425)
Balance at end of year	48,451	44,320	37,175
Valuation allowance	(23,197)	(7,095)	(2,392)
Fair value at end of year	$ 25,254	$ 37,225	$ 34,783

(20) REGULATORY MATTERS

The Company is subject to various regulatory capital requirements administered by the federal and state banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material adverse effect on the Company's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company must meet specific capital guidelines that involve quantitative measures of the Company's assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices. The Company's capital amounts and classification are also subject to qualitative judgments by regulators about components, risk weightings and other factors. Quantitative measures established by the Board of Governors of the Federal Reserve ("FRB") to ensure capital adequacy require the Company to maintain minimum capital amounts and ratios (risk-based capital ratios). All banking companies are required to have core capital ("Tier I") of a least 4% of risk-weighted assets, total capital of at least 8% of risk-weighted assets and a minimum Tier I leverage ratio of 3% of adjusted average assets. The regulations also define well capitalized levels of Tier I, total capital and Tier I leverage as 6%, 10% and 5%, respectively. The Company had Tier I, total capital and Tier I leverage above the well capitalized levels at December 31, 2002 and 2001, respectively, as set forth in the following table:

	2002		2001	
(Dollars in thousands)	Amount	Ratio	Amount	Ratio
Tier I Capital (to Risk-Weighted Assets)	$ 848,246	11.92%	$ 743,261	10.70%
Total Capital (to Risk-Weighted Assets)	936,975	13.16	827,459	11.91
Tier I Leverage Capital (to Average Assets)	848,246	8.41	743,261	7.94

(21) SEGMENTS

The Company's principal activity is community banking which includes providing a full range of deposit products, commercial loans and consumer loans. General corporate and other includes leasing, mortgage lending, trust services, credit card activities, insurance services, personal finance lending and other activities not allocated to community banking.

Results of operations and selected financial information by operating segment for the three years ended December 31, 2002, 2001 and 2000 are presented below:

(In thousands)	Community Banking	General Corporate and Other	Total
2002			
Results of Operations			
Net interest revenue	$ 313,543	$ 57,983	$ 371,526
Provision for credit losses	25,500	3,911	29,411
Net interest income after provision for credit losses	288,043	54,072	342,115
Other revenue	80,398	51,841	132,239
Other expense	246,334	66,064	312,398
Income before income taxes	122,107	39,849	161,956
Income taxes	37,651	12,287	49,938
Net income	$ 84,456	$ 27,562	$ 112,018
Selected Financial Information			
Total assets	$ 9,277,374	$ 911,873	$ 10,189,247
Depreciation & amortization	24,765	1,763	26,528
2001			
Results of Operations			
Net interest revenue	$ 278,196	$ 51,186	$ 329,382
Provision for credit losses	18,998	3,261	22,259
Net interest income after provision for credit losses	259,198	47,925	307,123
Other revenue	74,373	59,620	133,993
Other expense	234,839	60,474	295,313
Income before income taxes	98,732	47,071	145,803
Income taxes	32,057	15,283	47,340
Net income	$ 66,675	$ 31,788	$ 98,463
Selected Financial Information			
Total assets	$ 8,551,441	$ 843,988	$ 9,395,429
Depreciation & amortization	25,506	1,822	27,328
2000			
Results of Operations			
Net interest revenue	$ 271,722	$ 50,553	$ 322,275
Provision for credit losses	24,379	1,787	26,166
Net interest income after provision for credit losses	247,343	48,766	296,109
Other revenue	42,817	47,638	90,455
Other expense	224,374	49,853	274,227
Income before income taxes	65,786	46,551	112,337
Income taxes	22,219	15,722	37,941
Net income	$ 43,567	$ 30,829	$ 74,396
Selected Financial Information			
Total assets	$ 8,225,415	$ 818,619	$ 9,044,034
Depreciation & amortization	20,844	1,853	22,697

(22) COMMITMENTS AND CONTINGENT LIABILITIES

Leases

Rent expense was approximately $4,592,000 for 2002, $4,599,000 for 2001 and $4,793,000 for 2000. Future minimum lease payments for all non-cancelable operating leases with initial or remaining terms of one year or more consisted of the following at December 31, 2002:

(In thousands)	Amount
2003	$ 3,569
2004	3,114
2005	2,063
2006	1,312
2007	824
Thereafter	2,905
Total future minimum lease payments	$13,787

Mortgage Loans Serviced for Others

The Company services mortgage loans for others which are not included in the accompanying financial statements. Included in the $2.8 billion of loans serviced for investors at December 31, 2002 is approximately $2.4 million of primary recourse servicing where the Company is responsible for any losses incurred in the event of nonperformance by the mortgagor. The Company's exposure to credit loss in the event of such nonperformance is the unpaid principal balance at the time of default. This exposure is limited by the underlying collateral, which consists of single family residences and either federal or private mortgage insurance.

Forward Contracts

Forward contracts are agreements to purchase or sell securities at a specified future date at a specific price or yield. Risks arise from the possibility that counterparties may be unable to meet the term of their contracts and from movements in securities values and interest rates. At December 31, 2002 and 2001, the Company had forward commitments to sell individual fixed-rate mortgage loans and commitments to fund individual fixed-rate mortgage loans. At December 31, 2002, the notional amount of forward commitments to sell individual fixed-rate mortgage loans was $122.0 million with a carrying value and fair value reflecting a loss of $1.4 million. At December 31, 2001, the notional amount of forward commitments to sell individual fixed-rate mortgage loans was $81.2 million with a carrying value and fair value of $1.5 million. At December 31, 2002, the notional amount of commitments to fund individual fixed-rate mortgage loans was $75.9 million with a carrying value and fair value of $1.1 million. At December 31, 2001, the notional amount of commitments to fund individual fixed-rate mortgage loans was $45.7 million with a carrying value and fair value reflecting an unrealized loss of $69,000. The forward commitments to sell fixed-rate mortgage loans and the commitments to fund fixed-rate mortgage loans are reported at fair value in the Company's financial statements, with adjustments being recorded in current period earnings, and are not accounted for as hedges.

Lending Commitments

In the normal course of business, there are outstanding various commitments and other arrangements for credit which are not reflected in the consolidated balance sheets. As of December 31, 2002, these included approximately $65 million for letters of credit and approximately $1.3 billion for interim mortgage financing, construction credit, credit card and revolving line of credit arrangements. No significant credit losses are expected from these commitments and arrangements.

Litigation

In some states in which the Company operates, and particularly in Mississippi, there has been a significant increase in litigation against financial services companies in connection with lending, insurance and other financial transactions during the year ended December 31, 2002. While the allegations vary from case to case and from company to company, in general such cases allege that loans were originated or renewed at a time or in a way that improperly increased the charges paid by the borrower and/or that the borrowers were charged fees or sold insurance products without appropriate disclosures or which were unnecessary under the particular circumstances. These actions tend to seek large amounts of actual and punitive damages for claims arising out of transactions that involve relatively small amounts of money. There have been several cases involving such claims tried against other companies in the Company's market area that have resulted in large awards of actual and punitive damages for individual claimants, but it is not clear whether such large awards will be upheld on appeal. Some companies have engaged in settlements of such cases rather than face the risk and uncertainty of such awards.

Cases of this type have been filed against some of the Company's subsidiaries. Such claims are now being asserted by several hundred individuals in an increasing number of cases filed in several different counties in Mississippi in which individuals have received large jury awards against other companies. Since attorneys have actively advertised for such claimants, and since some of the attorneys who have already filed cases purport to represent hundreds of additional claimants for whom they have not yet filed proceedings, the number of cases filed and the number of individuals asserting such claims will in all probability continue to increase.

During the fourth quarter of 2002, the Company entered into two pending settlements with a total of approximately 1,800 individual claimants. Under the terms of these pending settlements, claimants whose loan documents contain arbitration agreements would receive smaller amounts to settle their claims than those whose loan documents do not contain arbitration agreements. The Company does not have accurate numbers of the number of claimants or whether or not they have arbitration agreements, and is not currently able to determine the actual amount that will be required to settle these lawsuits. The Company did, however, accrue $3.2 million during the fourth quarter of 2002, which the Company believes is the maximum amount needed to settle the claims covered in the settlements.

As to similar claims, whether presently pending or that may be brought in the future, it is not currently possible to quantify the potential exposure presented by these claims or determine whether these claims will ultimately have a material adverse effect on the financial condition of the Company. The Company's inability to determine its exposure at this time is based on a number of reasons, which include but are not limited to the following: some of the cases have only been recently filed, the facts vary from case to case and are usually disputed, some of the principles of law that apply to these cases are not clearly delineated, existing law provides juries little specific guidance to determine the amounts of actual and punitive damages they may award and/or to judges in reviewing those awards, and the amounts of jury awards differ from county to county and case to case. Future legislation and court decisions may also limit or affect the amount of damages that can be recovered in such cases; however, the Company cannot predict the course of any such legislation or court decisions or the effect that they may have with respect to litigation directed toward the Company and its subsidiaries.

Additionally, the Company and its subsidiaries are defendants in various other lawsuits arising out of the normal course of business, including claims against entities to which the Company is a successor as a result of business combinations. In the opinion of management, the ultimate resolution of this category of claims should not have a material adverse effect on the Company's consolidated financial position or results of operations.

Restricted Cash Balance

Aggregate reserves (in the form of deposits with the Federal Reserve Bank) of $71,948,000 were maintained to satisfy Federal regulatory requirements at December 31, 2002.

(23) CONDENSED PARENT COMPANY INFORMATION

The following condensed financial information reflects the accounts and transactions of BancorpSouth, Inc. (parent company only) for the dates indicated:

Condensed Balance Sheets (In thousands)	December 31 **2002**	**2001**
Assets:		
Cash on deposit with subsidiary bank	$ 26,266	$ 28,184
Investment in subsidiaries	905,787	782,718
Other assets	21,558	11,340
Total assets	$ 953,611	$ 822,242
Liabilities and shareholders' equity:		
Total liabilities	$ 145,788	$ 16,839
Shareholders' equity	807,823	805,403
Total liabilities and shareholders' equity	$ 953,611	$ 822,242

Condensed Statements of Income (In thousands)	**2002**	Years Ended December 31 **2001**	**2000**
Dividends from subsidiaries	$ 141,291	$ 97,500	$ 62,600
Other operating income	56	334	3,142
Total income	141,347	97,834	65,742
Operating expenses	13,937	4,661	12,623
Income before tax benefit and equity in undistributed earnings	127,410	93,173	53,119
Income tax benefit	7,007	1,510	1,383
Income before equity in undistributed earnings of subsidiaries	134,417	94,683	54,502
Equity in undistributed earnings of subsidiaries	(22,399)	3,780	19,894
Net income	$ 112,018	$ 98,463	$ 74,396

Condensed Statements of Cash Flows (In thousands)	**2002**	Years Ended December 31 **2001**	**2000**
Operating activities:			
Net income	$ 112,018	$ 98,463	$ 74,396
Adjustments to reconcile net income to net cash provided by operating activities	(98,783)	(1,973)	(45,614)
Net cash provided by operating activities	13,235	96,490	28,782
Net cash used in financing activities	(15,153)	(91,832)	(51,340)
Increase (decrease) in cash and cash equivalent	(1,918)	4,658	(22,558)
Cash and cash equivalents at beginning of year	28,184	23,526	46,084
Cash and cash equivalents at end of year	$ 26,266	$ 28,184	$ 23,526

Balance Sheet Summary

(In thousands)	2002	2001	2000	1999	1998
Average Balances:					
Interest bearing deposits in other banks	$ 10,094	$ 12,608	$ 18,440	$ 25,684	$ 32,314
Loans, net of unearned discount	6,283,798	6,010,840	5,791,569	5,211,539	4,710,847
Mortgages held for sale	58,884	53,559	39,461	51,602	52,581
Held-to-maturity securities	1,192,889	1,135,633	1,121,152	985,257	945,777
Federal funds sold and securities purchased under agreement to resell	326,999	426,530	101,312	136,894	155,420
Available-for-sale securities	1,359,951	1,012,738	1,114,704	1,196,922	1,196,223
Total earning assets	9,232,615	8,651,908	8,186,638	7,607,898	7,093,162
Allowance for credit losses	(86,247)	(81,604)	(77,042)	(73,420)	(65,712)
Other assets	735,800	691,608	646,878	604,718	547,420
Total assets	$ 9,882,168	$ 9,261,912	$ 8,756,474	$ 8,139,196	$ 7,574,870
Deposits – interest bearing	$ 7,183,226	$ 6,690,505	$ 6,305,176	$ 5,918,434	$ 5,579,604
Federal funds purchased and securities sold under repurchase agreements	455,643	500,761	445,809	250,108	157,773
Other borrowed funds	256,515	147,360	172,963	205,709	199,205
Total interest bearing liabilities	7,895,384	7,338,626	6,923,948	6,374,251	5,936,582
Deposits – non-interest bearing	1,064,218	1,003,229	967,823	934,169	861,421
Other liabilities	111,673	123,351	102,819	93,250	95,384
Shareholders' equity	810,893	796,706	761,884	737,526	681,483
Total liabilities and shareholders' equity	$ 9,882,168	$ 9,261,912	$ 8,756,474	$ 8,139,196	$ 7,574,870
Year End Balances:					
Interest bearing deposits in other banks	$ 5,007	$ 18,030	$ 11,687	$ 12,058	$ 22,921
Loans, net of unearned discount	6,389,385	6,073,200	6,095,315	5,541,961	4,935,668
Mortgages held for sale	57,804	65,537	27,820	37,513	63,328
Held-to-maturity securities	1,193,375	1,110,463	1,189,129	1,031,062	873,494
Federal funds purchased and securities sold under repurchase agreements	139,508	343,511	212,925	110,875	195,138
Available-for-sale securities	1,642,172	1,083,191	857,400	1,080,535	1,274,115
Total earning assets	9,427,251	8,693,932	8,394,276	7,814,004	7,364,664
Allowance for credit losses	(87,875)	(83,150)	(81,730)	(74,232)	(68,385)
Other assets	849,871	784,647	731,488	701,925	603,376
Total assets	$ 10,189,247	$ 9,395,429	$ 9,044,034	$ 8,441,697	$ 7,899,655
Deposits – interest bearing	$ 7,365,791	$ 6,748,341	$ 6,471,112	$ 6,100,154	$ 5,746,448
Federal funds purchased and securities sold under repurchase agreements	457,389	473,912	503,427	257,427	144,467
Other borrowed funds	265,849	143,267	154,582	269,614	224,701
Total interest bearing liabilities	8,089,029	7,365,520	7,129,121	6,627,195	6,115,616
Deposits – non-interest bearing	1,183,127	1,108,499	1,009,808	966,491	974,458
Other liabilities	109,268	116,007	115,529	90,900	86,419
Shareholders' equity	807,823	805,403	789,576	757,111	723,162
Total liabilities and shareholders' equity	$ 10,189,247	$ 9,395,429	$ 9,044,034	$ 8,441,697	$ 7,899,655

Earnings Summary

(Dollars in thousands, except per share amounts)	2002	2001	2000	1999	1998
Interest revenue:					
Loans	$ 447,756	$ 509,464	$ 521,203	$ 453,970	$ 430,092
Deposits with other banks	279	521	1,175	1,263	1,765
Held-to-maturity securities	64,779	67,084	64,756	53,990	52,713
Federal funds sold and securities purchased under agreement to resell	11,531	20,677	6,266	6,869	8,271
Available-for-sale securities	62,702	59,348	72,647	72,610	74,495
Mortgages held for sale	3,371	3,381	3,111	3,638	3,470
Total interest revenue	590,418	660,475	669,158	592,340	570,806
Interest expense:					
Deposits	188,530	300,838	310,365	256,751	257,305
Federal funds purchased and securities sold under repurchase agreements	12,461	21,535	16,966	8,362	5,930
Other	17,901	8,720	19,552	15,037	13,869
Total interest expense	218,892	331,093	346,883	280,150	277,104
Net interest revenue	371,526	329,382	322,275	312,190	293,702
Provision for credit losses	29,411	22,259	26,166	17,812	19,310
Net interest revenue, after provision for credit losses	342,115	307,123	296,109	294,378	274,392
Other revenue:					
Mortgage lending	9,928	17,186	10,874	18,289	13,816
Service charges	49,249	42,759	40,472	36,503	33,835
Life insurance premiums	4,340	4,528	4,300	3,975	3,655
Trust income	7,021	6,929	6,700	6,400	5,841
Security gains (losses), net	5,486	10,671	(15,632)	4,416	1,363
Insurance commissions	23,604	20,422	16,034	13,573	12,475
Other	32,611	31,498	27,707	21,495	18,041
Total other revenue	132,239	133,993	90,455	104,651	89,026
Other expense:					
Salaries and employee benefits	171,104	155,680	133,855	124,750	114,443
Occupancy, net	21,658	20,529	18,343	16,918	15,736
Equipment	24,962	26,799	24,137	21,618	20,103
Telecommunications	7,827	8,693	7,234	7,096	5,987
Merger related	-	-	9,215	1,218	3,577
Other	86,847	83,612	81,443	80,282	73,082
Total other expense	312,398	295,313	274,227	251,882	232,928
Income before income taxes	161,956	145,803	112,337	147,147	130,490
Income tax expense	49,938	47,340	37,941	44,736	42,249
Net income	$ 112,018	$ 98,463	$ 74,396	$ 102,411	$ 88,241

	2002	2001	2000	1999	1998
Share data:					
Average number of diluted shares outstanding	80,480,627	82,979,286	84,811,079	86,007,740	85,680,171
Earnings per share: Basic	$ 1.40	$ 1.19	$ 0.88	$ 1.20	$ 1.04
Diluted	$ 1.39	$ 1.19	$ 0.88	$ 1.19	$ 1.03
Cash dividends per share	$ 0.61	$ 0.57	$ 0.53	$ 0.49	$ 0.45

BancorpSouth, Inc. Board of Directors

Shed H. Davis
Managing Partner of Davis Farms Partnership
Bruce, MS

Hassell H. Franklin
Chief Executive Officer
Franklin Corporation
Houston, MS

W. G. "Mickey" Holliman, Jr.
President and Chief Executive Officer
Furniture Brands International, Inc.
St. Louis, MO & Tupelo, MS

James V. Kelley
President and Chief Operating Officer
BancorpSouth, Inc.
BancorpSouth Bank
Tupelo, MS

Larry G. Kirk
Chairman and Chief Executive Officer
Hancock Fabrics, Inc.
Tupelo, MS

Turner O. Lashlee
Chairman
Lashlee-Rich, Inc.
Humboldt, TN

R. Madison Murphy
Managing Member
Murphy Family Management, LLC
El Dorado, AR

Robert C. Nolan
Chairman
Deltic Timber Corporation
El Dorado, AR

W. Cal Partee, Jr.
Partner
Partee Flooring Mill
Magnolia, AR

Aubrey B. Patterson
Chairman and Chief Executive Officer
BancorpSouth, Inc.
BancorpSouth Bank
Tupelo, MS

Alan W. Perry
Attorney at Law
Forman, Perry, Watkins, Krutz, & Tardy
Jackson, MS

Travis E. Staub
Vice Chairman
JESCO, Inc.
Fulton, MS

BancorpSouth, Inc. Officers

Aubrey B. Patterson
Chairman and Chief Executive Officer

James V. Kelley
President and Chief Operating Officer

L. Nash Allen, Jr.
Treasurer and Chief Financial Officer

Harry R. Baxter
Executive Vice President

W. Gregg Cowsert
Executive Vice President

Gary R. Harder
Executive Vice President

Cathy M. Robertson
Executive Vice President

Michael L. Sappington
Executive Vice President

W. James Threadgill, Jr.
Executive Vice President

Gary C. Bonds
Senior Vice President

W. O. Jones
Senior Vice President

Cathy S. Freeman
First Vice President and Corporate Secretary

BancorpSouth Bank Board of Directors

Jeffrey B. Barber, Dr. P.H.
President and Chief Executive Officer
North Mississippi Health Services
Tupelo, MS

James D. Bryan
President/Treasurer
B. Bryan Farms, Inc.
West Point, MS

James E. Campbell, III
President
H + M Construction
President
Jackson Metal Services
Jackson, TN

Albert C. Clark
President
C. C. Clark, Inc.
Starkville, MS

William L. Crews
President and Chief Executive Officer
Journal Publishing Company
Tupelo, MS

Shed H. Davis
Managing Partner of Davis Farms Partnership
Bruce, MS

Hassell H. Franklin
Chief Executive Officer
Franklin Corporation
Houston, MS

O. T. Gaines, III
Senior Vice President
Morgan Stanley
Iuka, MS

L. E. Gibens
Chairman and Chief Executive Officer
Lucky Star Industries, Inc.
Tupelo, MS

Al Graves, Jr.
Attorney at Law
Graves & Graves
Hope, AR

J. Louis Griffin, Jr.
Advisory Board Chairman
BancorpSouth Bank
Laurel, MS

Tommy Hillman
President
Winrock Farms, Inc.
Carlisle, AR

W. G. "Mickey" Holliman, Jr.
President and Chief Executive Officer
Furniture Brands International, Inc.
St. Louis, MO & Tupelo, MS

James V. Kelley
President and Chief Operating Officer
BancorpSouth, Inc.
BancorpSouth Bank
Tupelo, MS

Larry G. Kirk
Chairman and Chief Executive Officer
Hancock Fabrics, Inc.
Tupelo, MS

Turner O. Lashlee
Chairman
Lashlee-Rich, Inc.
Humboldt, TN

Patricia P. Lewis
Partner
Four Friends Antiques
Jackson, TN

George F. Middlebrook, III
Managing Partner
HGT Group, LP
Nacogdoches, TX

Guy W. Mitchell, III
Vice President
Mitchell, McNutt & Sams, P.A.
Tupelo, MS

R. Madison Murphy
Managing Member
Murphy Family Management, LLC
El Dorado, AR

Robert C. Nolan
Chairman
Deltic Timber Corporation
El Dorado, AR

W. Cal Partee, Jr.
Partner
Partee Flooring Mill
Magnolia, AR

Aubrey B. Patterson
Chairman and Chief Executive Officer
BancorpSouth, Inc.
BancorpSouth Bank
Tupelo, MS

Alan W. Perry
Attorney at Law
Forman, Perry, Watkins, Krutz, & Tardy
Jackson, MS

Travis E. Staub
Vice Chairman
JESCO, Inc.
Fulton, MS

H. L. "Sandy" Williams
President
Coca-Cola Bottling Works, Inc.
Corinth, MS

Melvin Wright, Sr., D.D.S.
Doctor of Dental Surgery
Jackson, TN

BancorpSouth Bank Directors Emeritus

J. C. Whitehead
Chairman Emeritus
Tupelo, MS

Richard H. Clark, Jr., M.D.
Hattiesburg, MS

Sterling B. Crawford
Aberdeen, MS

Fletcher H. Goode, M.D.
Millington, TN

Lee H. Harrington
Aberdeen, MS

A. Douglas Jumper
Booneville, MS

Tommy Munro
Biloxi, MS

J. A. Murphree
Houston, MS

T. W. Plunk
Bruce, MS

Frank A. Riley
Tupelo, MS

Ralph Semmes
Grenada, MS

James W. Snowden, Jr.
Hattiesburg, MS

Ben M. Stevens, Jr.
Hattiesburg, MS

Richard S. Thomson
Hattiesburg, MS

Andrew R. Townes, D.D.S.
Grenada, MS

Lowery A. Woodall
Hattiesburg, MS

BancorpSouth Bank Senior Staff

Aubrey B. Patterson
Chairman and Chief Executive Officer

James V. Kelley
President and Chief Operating Officer

Harry R. Baxter
Vice Chairman

W. Gregg Cowsert
Vice Chairman and Chief Lending Officer

Michael L. Sappington
Vice Chairman

W. James Threadgill, Jr.
Vice Chairman

L. Nash Allen, Jr.
Executive Vice President, Chief Financial Officer, and Cashier

Charlie K. Greer
Executive Vice President

Gary R. Harder
Executive Vice President

Clyde Hubbard
Executive Vice President

Tally D. Riddell, Jr.
Executive Vice President

Cathy M. Robertson
Executive Vice President

Kenneth R. Wilburn
Executive Vice President

W. O. Jones
Senior Vice President

Cathy S. Freeman
First Vice President and Corporate Secretary

BancorpSouth Bank Community Bank Board Directors and Presidents

Larry Bateman
Executive Vice President Regional Administration

Alabama Region

Byrd Williams
Region President

David Wright
President
Birmingham, AL Division

Virginia G. Austin
Dell S. Brooke
Howard F. Johnston
Frank Joseph Kelley
Ronald C. Norris
Elton B. Stephens
James T. Stephens
Shelley Stewart

Sam Cooper
President
Fort Deposit, AL Division

Mildred P. Bozeman
Dale Chester Braxton, Sr.
David Daniel
Lamar Hall
Frank A. Hickman
Brady Knight
George Reese McCurdy, III
William H. Poage, Jr.
Winston Pringle
Joan Reynolds
Jerry L. Thornton

Lee Matthews
President
Guntersville, AL Division

Larry Brown
George Carnes
Charlotte H. Dutton
Russell Mead Elrod
William David Hannah
Jimmy Helms
Jimmy R. Kimsey
Dale B. Rowe
Charles F. Veazey, M.D.
Jerry Mack Whitaker

Robert Williams
President
Opelika, AL Division

Joseph L. Dean, Jr.
Jayne R. Gunter
Henry Carson Jackson, Jr.
David A. Jones
Dozier Harris Smith T
Winston Smith T
Timothy Neil Turnham

Central Mississippi Region

Bobby Mooneyham
Region President

Randy Baker
President
Bruce, MS

B. J. Bennett
Charles W. Cook
Dudley R. Davis, Jr.
Carter Dobbs, D.D.S.
James E. Ferguson
L. H. Johnson
Paul Moore, Jr.
Larry Dale Parker
E. Dwight Ruth
A. D. Spratlin
Bruce Eric Weeks

William D. Tate
President
Columbus, MS

T. S. Berry
W. Paul McGee
Ethel F. Mitchener
Chris Morrow

Bobby Little
President
Grenada, MS

John W. Banks
James H. Biddy, Jr.
Ray Branscome
Jason Meredith

William H. Phillips
Armstead Townes, III
Sam Waits

Loyd Eaton
President
Houston, MS

Billy G. Aron
W. F. House
Wendell McKinney
Leon Martin
Leland B. Norman, Jr.
Wallace Norman, Jr.
David Wayne Parker
George C. "Bubba" Turner, Jr.
Robert E. Weaver
J. C. Wright

Allen Watts
President
Louisville, MS

Larry D. Addkison
Alex Lee "Bud" Brown, Sr.
Peggy J. Crawford
Jerry L. Donald
W. Mark Donald
Michael H. Forster
Alvin Goss
William Alvin Massey, Jr.
M. D. McMinn
Giles Ward
David T. Wilson, Jr.

Betty Osbarn
President
Oakland, MS

Erie H. "Buddy" Staggers, III
President
Starkville, MS

Joe R. Bumgardner, M.D.
Thomas C. Dawkins
John H. Harper, Ph.D.
Robert L. Haynes, Ph.D.
Gaddis Hunt
Clyde H. Jackson
Glenn Mullins
Lynn Savage Rose
Charles H. Templeton, Jr.
W. A. Simmons
Al Tuck
Vance H. Watson

Don McCarver
President
Vardaman, MS

Paul Cook
Jimmie Ellis
Wayne Johnson
Howard Morgan
Fred Nabors
James B. Parker
James L. Williams

Terry Lee Baker
President
West Point, MS

Eugene W. Baldwin
William M. Billington, M.D.
L. C. Kellogg, Jr.
Robert B. Marshall, Jr.
William B. Staggers

Northeast Mississippi/ Tennessee Region

C. J. Roper, Jr.
Region President

Don McKnight
President
Alamo, TN

Sharon Kail
Steve Kail, D.D.S.
Sammy Ronk

Bobby Hodge
President
Booneville, MS

Gary Cartwright
James Huddleston
Thomas Keenum
Bill Morgan
Don Murphy
Janeil Stutts

Terry Cartwright
President
Corinth, MS

C. Richard Dobbins
John Dodd, O.D.
Jimmy B. Fisher
Mark A. Gardner
Samuel C. Kemp
Phillip M. Little

Teresa Brundige
President
Dresden, TN

Dan Crofford
Jimmy Dilday
Ricky Finney
Keith Kemp
Mike Parrish
Jimmy Sellers

Guilford Fletcher
President
Humboldt, TN

Winfred Allen
Michelle Duvall Blanton
Gary Caraway
Ted Jones
Ken Luckey

R. E. "Gene" Jourdan
President
Iuka, MS

William D. Buckley
President
Jackson, TN Division

Joe Bigford
Larry A. Butler
Jimmy A. Eldridge
Edward E. Graves
Hoyt Hayes, Jr.
Waring M. Hazlehurst
Jack Naylor

Elton Sims
President
Milan, TN

Frankie Arnold
Collins Bonds
Jack Cunningham
Craig Taylor
James Danny Tolley

Bettye Lee
President
Ridgely, TN

W. B. Keiser, Jr.
Patrick D. Johnson

Earl Johnson
President
Selmer, TN

S. Kenneth Chambers
Ronnie Fullwood, D.D.S.
James D. King, M.D.
Harry L. Peeler, M.D.
U. James Speth
James C. Whittington

Barney W. Cayson
President
Trenton, TN

Mason Ashburn
Jerry L. Barrix
Mark Harper
Diane Taylor
Billy M. Woods

Rick Peeler
President
Covington, TN Division

Ralph Cousar
President
Covington, TN

Arvis Fletcher
Vernon McBride, III
Harold Morris
Joe Naifeh
Paul Rose
Hugh Simonton, Jr.
Stephen Smith
Thomas L. Taylor

Ritchie Hampton
President
Millington, TN

Al Bean
B. W. Burrough
Alice Gallaher

Michael Reid Bodiford
President
Somerville, TN

John W. Bishop
Earl Dowdy
Betty Harris
Wesley P. Parks

Northwest Mississippi/ Memphis, Tennessee Region

Jim Ray
Region President

Yvonne Vance
President
Oxford, MS Division

John Burchfield
President
Batesville, MS

Andy Garrott, D.D.S.
C. Fred Graves, III
J. Boyd Ingram

Steven Gray McCord
Leonard Morris

Yvonne Vance
President
Oxford, MS

Lawrence E. Chandler
Albert P. "Sonny" Grantham
Michael L. King, M.D.
Floyd L. Martin
Jesse P. Phillips
Christeen M. Shivers
Brent Smith
Leonard E. Thompson

Howard Patterson
President
Senatobia, MS

William L. Alford, D.D.S.
James M. Ferguson
Joseph L. Hill
James A. May
Roberta W. Mayfield
John R. Price, III
Lowrey Veazey
Julian Paul White

Mike Anderson
President
Desoto County Division

Pierce Camp
President
Hernando, MS

Tom B. Flinn
Bobby G. Johnson
Gary Murphy
Robert B. Seymour, D.D.S.
Henry M. Wadsworth, Jr., M.D.
Danny L. Williams

Worth Steen
President
Olive Branch, MS

Michael Keith Allen
William A. Baskin
John K. Burnette, Jr.
Robert T. Carlock, Jr.
Forrest Hamilton
Anthony L. Jones
Kim H. Kreunen
John H. Ray, Jr.
John H. Tilmon
Mark D. Utley
Samuel L. Ware, Sr.
Garnett West, Jr.
Steve D. Williams

Jeff Fowler
President
Southaven, MS

Mark Anglin
Barry W. Bridgforth
Scotchie L. Davis
Joseph J. Huling
Manoj Naryanan, M.D.
Richard Neal
Timothy Paxton
Wilburn A. Russell
Ronald Solberg
Melvin Walker
Garnett B. West, Sr.
Dale W. Wilson

Randy Henry
President
Bartlett, TN

Robert T. Morehead
President
East Memphis/ Germantown, TN

Shannon A. Brown
Nathan L. Essex
Neumon Goshorn, M.D.
John W. Green
Richard L. Lynch, Jr.
James O. Miller
Lyle Muller, D.D.S.
Keith A. Pickett
William L. Ray
James L. Reid
Ace Roberts
Dee Anna Smith
Philip H. Trenary
Michael D. Uiberall
Dean Wingo
John D. Worley

Ty Stamps
President
Collierville, TN

Southern Mississippi Region

Chris Creely
Region President

Ray Wesson
President
Gulf Coast, MS Division

Thomas A. Murphy
President
Biloxi, MS

Mendum D. Briscoe
S. H. Dees
Stephen C. Dietz
Carl B. Hamilton
William G. Hewes, Jr.
John J. Lewis
John H. Mallett, M.D.
Michael B. McDermott
Jerry Munro
Fred R. Schwan, Jr.
C. T. Switzer, Jr.
James W. Wooten, D.D.S.

Eric Brown
President
Gulfport, MS

Al Dauterive
Michael J. Diaz, M.D.
Bill Dukes
Paul A. Harris
Don E. Mason
William Charles Mitchell
H. Gordon Myrick

Elmer Williams
President
Ocean Springs, MS

J. Dwight Dyess
President
Pinebelt, MS Division

Marcus R. Gully
President
Bay Springs, MS

James T. Reed
President
Ellisville, MS

Ted Webb
President
Hattiesburg, MS

Kate Aseme, M.D.
James C. Barr
Richard A. Conn, M.D.
Thomas A. Dews
Mark A. Fairchild
C. T. Finnegan
Clyde N. Ginn, Ph.D.
Eddie A. Holloway
Gwen C. James
Larry W. Kennedy, Ph.D.
Richard J. King
John W. Lee, Jr.
Cynthia E. Moore
William C. Oliver
Gene Owens

Thomas G. Puckett, M.D.
Michael K. Randolph
Susan A. Riley
Forrest David Roberts
Lee Sims
Benjamin M. Stevens, III
Baron W. Thames
Charles M. Thomas
Tommy G. Thornton
Joseph Edwin Varner, M.D.
William A. Whitehead, M.D.

Joe Anthony
President
Lamar County, MS

Howard Beall
James A. Cook, Jr.
Glen D. Herrin
Sherrill W. High
B. F. Hudson, Jr.
Alan Douglas Lucas, D.D.S.
James H. McMahon, Jr.
Benjamin F. Winston

Brian P. Aehnlich
President
Laurel, MS

J. Louis Griffin, Jr., Chairman
Jean Womack Allen
Keith T. Blackeney
Samuel F. Britton
William C. Browning
David T. Childress
Geoffrey M. Clark
J. Shannon Clark
Graham W. Christian, Jr.
George T. Dickerson
E. Brooke Ferris
J. Keith Fisher, M.D.
Llewellyn C. Peyton, D.V.M.
Donald R. Sheppard, Jr.
Winston T. Shows
R. P. Staten
Thomas L. Tullos
James C. Waites, M.D.
Jim Walley
Ronald Estes Whitehead, Ph.D.
Cecil T. Williams, Jr., M.D.

Tommy Fairley
President
Petal, MS

Melvin L. Cooper, Sr.
David M. Cox
Arthur E. Davis, Sr.
Joe Ellzey
R. Allen Flynt

Gary W. Fordham
Barbara B. Mauldin, D.D.S.
J. Randy Spears

Virginia Whitfield
President
Waynesboro, MS

David Barrentine
President
Jackson, MS Division

William H. Cooke, Jr.
R. Brent Harrison, M.D.
Robert E. Montgomery
John A. Peoples, Jr., Ph.D.
Billy L. Walker, M.D.

Greg Thompson
President
Clinton, MS

Jerry Cook
President
Forest, MS

William Oliver McLean
President
Magee, MS

Clyde Guyse
President
Rankin County, MS

Bobby Burks
President
Vicksburg, MS Division

J. E. Blackburn, Jr.
Joseph Bonelli
Rodney E. Bounds
Michael J. Chaney
Richard Cowart, Jr.
J. David Fagan, M.D.
Ben Hand, III
W. B. Hopson, Jr., M.D.
John N. Kamman, Jr.
C. Hays Latham
Martin S. Lewis
Richard P. Marcus
John Howard Vaught Mims
Fred G. Peyton
Robert E. Pickett
William C. Porter, Jr., M.D.
Charles Glenn Taylor, D.D.S.
Barrett Blake Teller
Landman Teller, Jr.
Ernest G. Thomas
R. C. Wilkerson, III

Tupelo, Mississippi Region

Wilson Long
Region President

Larry Pate
President
Aberdeen, MS

William F. Coleman
William M. "Bill" Grace
Frank Harrington
Ann' Ola Herndon
Robert R. Lacey, O.D.
Walter Lann, III
Robert W. Seymour
T. B. Shepherd, Jr., D.D.S.
Jack Spencer
Henry D. Watson, Jr., D.V.M.
Z. B. West
Dale Wilemon

Mike Gregory
President
Ecru, MS

Ken Nowlin
Bobby Pannell
Calvin Young

Ruvene Senter
President
Fulton, MS

John Blumer
Carl Comer
Thomas W. Francis
Thomas H. Kline
Isaac Riley
Stacy B. Russell
Billy J. Sheffield
Gene Sisk
Steven E. Staub
Jerry Stubblefield

Rhonda Tigner
President
Mantachie, MS

Thomas Bishop
David H. Knight
John H. McFerrin
Karen Camp McFerrin
Jimmy H. Pearce
DeWayne Thornton
Kelton Wayne Wilburn

Leon Pettigrew
President
Nettleton, MS

William P. Cheek
S. J. McDuffie, M.D.
Fred M. Pettigrew
Jimmy Donald Rogers, Jr.
H. P. Shumpert
James C. Young

Larry Williams
President
Sherman, MS

William Basden
Betty Duke
Billy Johnson

Wilson Long
President
Tupelo, MS Division

Roger A. Bland
Pat Caldwell
J. W. Collins
R. B. Dossett, Jr.
John W. Evans, M.D.
Sara M. Fox
Chauncey R. Godwin, Jr.
Jimmy Hamilton, M.D.
James Kenneth Harvey, M.D.
Benton Hilbun, M.D.
Richard A. Hill
W. Reed Hillen
David H. Irwin, M.D.
James C. Long
Denotee Martin
Sam G. Patterson
Greg Pegues
Leonard M. Pegues
James Wilford Roberts
John R. Sanders, M.D.
Billy F. Wheeler
J. W. Williamson

Arkansas Region

John Robert Graves
Region President

Jim Fincher
President
Alma, AR

Jim Jordan
President
Camden, AR

Eugene D. Bramblett
Elaine Berg Eckert
Thomas E. Hill
Jim Neeley
Richard Robertson
Joe M. Rogers, Sr.
Joe M. Rogers, Jr.

Andy Hughes
President
El Dorado, AR

Barry Felton
Joseph Hickey
Richard H. Mason
Robert M. Reynolds
Henry B. Rogers, M.D.
Carolyn Tennyson
John D. Trimble, Jr.
Srini Vasan, M.D.

Jim Patridge
President
Fort Smith, AR

George Fisher
Jim Harwood
A. S. Koenig, III
John R. Meyers
J. R. Minish
Carolyn Moore
Jim Nunnelee
Jerry Orler
Linda Schmidt
William P. Senneff
Charles Shuffield
Bobby Stephens
Bennie B. Westphal

Kathy Struckman
President
Hope, AR

Peggy Comer
Mike Cox
Clark Crellin
George T. Frazier
Leola Graves
Ronnie Kidd
Hillman Koen
Mitchell LaGrone
Mike Puckett
James L. Taylor
John A. Wilson

Robert Althoff
President
Little Rock, AR

Gus Blass, III
William L. Cravens
Jeff Fox
Robert Taylor Gammill, Jr.

Keith J. Jackson
Richard N. Massey
Richard D. Parker

Steve Nipper
President
Magnolia, AR

James W. Arnold
Larry Burrow
Kathy Dickson
Richard G. Murphy
J. Mark Taylor
Chris Weiser

Judy Sanders
President
Melbourne, AR

William Wesley Arnold
Brenda K. Barnes
Thomas C. Colegrove
James O. Miller

Robert M. Koch
President
Stuttgart, AR

Jack B. Coker
Wanda N. Hartz
Jerry J. Hoskyn
Ben Myers
Robert Petter, Sr.
Randall Snider
John E. Stephens
Ralph H. Wilson, O.D.

Texas & Louisiana Division

Gordon Lewis
Region President

Brian D. Walhood
President
Monroe, LA

John Hoychick, Jr.
Guy C. Pardue

Jerry Fielder
President
Shreveport, LA

William R. Hargrove
Loy B. Moore
Richard H. Sale
Sam Trombetta

Timmie Thames
President
Rayville, LA

Glenn Bickerdike
President
Marshall, TX

Stan Sisco
President
Nacogdoches, TX

Roy Blake, Jr.
Hank Crouse
Arthur Leo Speck, M.D.
Dan Stansel
Craig Stripling
Roger Van Horn, D.D.S.

Steve Wiggs
President
Texarkana, TX

Mason Andres
James M. Carlow
Steve L. Conner
Lucille Cook
Joe Connor Hart
Linn Mayo
A. L. McElmurry
Jim McKinney
Donald N. Morriss
Harold Trammell
Graton White

Forward-Looking Statements

Certain statements contained in this Annual Report may not be based on historical facts and are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements may be identified by their reference to a future period or periods or by the use of forward-looking terminology, such as "anticipate," "believe," "estimate," "expect," "foresee," "may," "might," "will," "would" or "intend." These forward-looking statements include, without limitation, those relating to the Company's expansion and prospects of products and services, mortgage servicing asset and mortgage servicing rights, market share, effects of technology, shareholder value, prospects for 2003 future growth, profitability, non-interest revenue, income tax deductions, net interest revenue, net interest margin, interest rate sensitivity, deposits, credit quality, liquidity, future acquisitions, market risk, critical accounting policies, market conditions related to the Company's stock repurchase program, allowance for credit losses, the effect of certain new accounting standards on the Company's financial position or results of operations, the level of credit losses from lending commitments, legal and regulatory limitations, and the effect of certain legal claims on the Company's financial position.

We caution you not to place undue reliance on the forward-looking statements contained in this Annual Report in that actual results could differ materially from those indicated in such forward-looking statements due to a variety of factors. These factors include, but are not limited to, changes in economic conditions and government fiscal and monetary policies, fluctuations in prevailing interest rates, effectiveness of the Company's interest rate hedging strategies, the ability to maintain credit quality, laws and regulations affecting financial institutions in general or relating to taxes, the ability of the Company to compete with other financial services companies, the ability of the Company to identify, consummate, and integrate acquisitions and investment opportunities, the ability of the Company to operate and integrate new technology, the ability of the Company to manage its growth and effectively serve an expanding customer and market base, the ability of the Company to provide competitive products and services, changes in the Company's operating or expansion strategy, geographic concentration of the Company's assets, availability of and costs associated with obtaining adequate and timely sources of liquidity, the ability of the Company to attract, train, and retain qualified personnel, the ability of the Company to effectively market its services and products, the Company's dependence on existing sources of funding, changes in consumer preferences, the ability of the Company to repurchase its common stock on favorable terms, the ability of the Company to collect amounts due under loan agreements, legislation and court decisions related to the amount of damages recoverable in legal proceedings, possible adverse rulings, judgments, settlements and other outcomes of pending litigation, other factors generally understood to affect the financial results of financial services companies, and other risks detailed from time to time in the Company's releases, Annual Report on Form 10-K for the year ended December 31, 2002 and other filings with the Securities and Exchange Commission. The Company undertakes no obligation to update these forward-looking statements to reflect events or circumstances that occur after the date on which such statements were made.

BancorpSouth, Inc.

BancorpSouth, Inc. is a bank holding company with one subsidiary bank, BancorpSouth Bank. The Bank is a commercial and retail banking business with banking locations in Mississippi, Tennessee, Alabama, Arkansas, Louisiana and Texas. The Bank also provides personal and corporate trust, agency and investment services. Wholly-owned subsidiaries are engaged in consumer lending, credit life insurance, investment brokerage and the sales of insurance products.

Corporate Headquarters
One Mississippi Plaza
201 South Spring Street
Tupelo, MS 38804

Annual Meeting
7 p.m., April 22, 2003
Ramada Inn Convention Center
854 North Gloster Street, Tupelo, MS

Common Shares
Traded on the New York
Stock Exchange
Symbol: BXS

Transfer Agent and Registrar
SunTrust Bank
P.O. Box 4625,
Atlanta, GA 30302
Phone: 800-568-3476

Independent Auditors
KPMG LLP
Memphis, TN

Legal Counsel
J. Patrick Caldwell
Riley, Ford, Caldwell & Cork, P.A.
Tupelo, MS

Waller Lansden
Dortch & Davis, PLLC
Nashville, TN

Subsidiaries
BancorpSouth Bank and its
wholly-owned subsidiaries

- Century Credit Life Insurance Company
- Personal Finance Corporation
- BancorpSouth Insurance Services, Inc.
- BancorpSouth Investment Services, Inc.
- BancorpSouth Municipal Development Corporation
- BancorpSouth Mortgage Company

Web Site
www.bancorpsouth.com

Dividend Reinvestment Plan
Shareholders of the Company are eligible to participate in the Dividend Reinvestment Plan. Under the terms of the Plan, common stock of the Company may be purchased by reinvesting common stock cash dividends. For additional information contact the Transfer Agent.

2002 Form 10-K
Copies of the Company's Form 10-K as filed with the Securities and Exchange Commission will be available to shareholders upon request after April 1, 2003. Shareholders wishing to receive a copy should write to: L. Nash Allen, Jr.,
Treasurer and Chief Financial Officer
BancorpSouth, Inc.
P.O. Box 789
Tupelo, MS 38802

An Equal Opportunity Employer

BancorpSouth®

One Mississippi Plaza
Tupelo, Mississippi 38804